Exhibit 99.3

PRO FORMA VALUATION REPORT

STANDARD CONVERSION

Randolph Bancorp, Inc. | Stoughton, Massachusetts

PROPOSED HOLDING COMPANY FOR:

Randolph Savings Bank | Randolph, Massachusetts

Dated as of February 12, 2016

1100 North Glebe Road Suite 600

Arlington, Virginia 22201

703.528.1700

rpfinancial.com

February 12, 2016

Board of Trustees/Randolph Bancorp

Board of Directors/Randolph Savings Bank

10 Cabot Place

Stoughton, Massachusetts 02072

Members of the Boards of Trustees and Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the requirements stipulated in the Code of Federal Regulations and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” (the “Valuation Guidelines”) of the Office of Thrift Supervision (“OTS”) and accepted by the Federal Reserve Board (“FRB”), the Office of the Comptroller of the Currency (“OCC”), the Federal Deposit Insurance Corporation (“FDIC”) and the Massachusetts Commissioner of Banks (the “Commissioner”), and applicable regulatory interpretations thereof.

Description of the Plan of Conversion

On January 26, 2016, the Board of Trustees of Randolph Bancorp, (the “MHC”), a Massachusetts-chartered mutual holding company that owns all of the outstanding shares of common stock of Randolph Savings Bank, a Massachusetts-chartered stock savings bank, adopted the plan of conversion whereby the MHC will convert to stock form. As a result of the conversion, the MHC, which currently owns all of the issued and outstanding common stock of Randolph Savings Bank, Stoughton, Massachusetts (“RSB” or the “Bank”) will be succeeded by a Massachusetts Corporation with the name of Randolph Bancorp, Inc. (“Randolph Bancorp” or the “Company”). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Randolph Bancorp or the Company.

Randolph Bancorp will offer its common stock in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans including Randolph Bank’s employee stock ownership plan (the “ESOP”) and Employees, Officers Directors, Trustees and Corporators, as such terms are defined in the Company’s prospectus for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions. To the extent shares remain available for purchase after satisfaction of all subscriptions received in the

Washington Headquarters
Three Ballston Plaza 1100 North Glebe Road, Suite 600 Arlington, VA 22201 www.rpfinancial.com	Telephone: (703) 528-1700 Fax No.: (703) 528-1788 Toll-Free No.: (866) 723-0594 E-Mail: mail@rpfinancial.com

Board of Trustees

Board of Directors

February 12, 2016

in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or a syndicated or firm commitment underwritten offering. A portion of the net proceeds received from the sale of the common stock will be infused into RSB and utilized to fund the merger consideration (the “Merger Consideration”) pursuant to the planned acquisition of First Eastern Bancshares Corporation (“First Eastern”) as more fully described below.

On September 2, 2015, Randolph Bancorp announced that it had entered into an agreement with First Eastern to acquire it and its wholly-owned subsidiary First Federal Savings Bank of Boston (“FFSB”), which operates a mortgage banking division doing business as First Eastern Mortgage (“First Eastern”). After the conversion and offering, upon receipt of all required regulatory approvals, Randolph Bancorp, Inc. and Randolph Savings Bank expect to acquire First Eastern and its wholly-owned subsidiary, FFSB, by merging First Eastern Bankshares Corporation with and into Randolph Bancorp, Inc. and First Federal Savings Bank of Boston with and into Randolph Savings Bank (hereinafter referred to the “Acquisition”). Approximately $14.0 million of offering proceeds will be used to fund the Merger Consideration.

As part of the Conversion transaction and in furtherance of the MHC’s commitment to its community, the MHC will form a charitable foundation (the “Foundation”). The Foundation will be funded with a cash and stock contribution equal to a value of 4% of the shares issued in the Conversion Offering, with the stock portion of the contribution totaling 80% of the total contribution and the cash component comprising the remaining 20% of the charitable contribution.

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed ESOP which will acquire 8% of the shares issued in the Conversion and reinvestment of the proceeds that are retained by the Company. In the future, Randolph Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for the Appraisal, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of the Company, the Bank and the MHC, including the prospectus as filed with the FRB, the FDIC, the Commissioner and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the Company, the Bank and the MHC that has included a review of audited

Board of Trustees

Board of Directors

February 12, 2016

financial information for the years ended December 31, 2011 through December 31, 2015, and due diligence related discussions with the Company’s management; Crowe Horwath, LLP, the Company’s independent auditor; Goodwin Procter, LLP., the Company’s conversion counsel and Keefe Bruyette & Woods, Inc., the Company’s marketing advisor in connection with the stock offering. We have also analyzed the pro forma financial impact of Randolph Bancorp’s pending acquisition of First Eastern Bankshares Corporation, based on financial data set forth in the Company’s prospectus, a review of First Eastern’s audited financial information for the past five years through the fiscal year ended December 31, 2015, and due diligence related discussions with First Eastern’s management. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Randolph Bancorp operates and have assessed Randolph Bancorp’s relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Randolph Bancorp and the industry as a whole. We have analyzed the potential effects of the stock conversion and the First Eastern acquisition on Randolph Bancorp’s operating characteristics and financial performance as they relate to the pro forma market value of Randolph Bancorp. We have reviewed the overall conditions in Randolph Bancorp’s and First Eastern’s market area. We have compared Randolph Bancorp’s financial performance and condition incorporating the First Eastern acquisition with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues and initial public offerings by thrifts and thrift holding companies. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Randolph Bancorp’s representation that the information contained in the regulatory applications and additional information furnished to us by Randolph Bancorp, First Eastern, and their independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Randolph Bancorp or First Eastern, or their independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Randolph Bancorp or First Eastern. The valuation considers Randolph Bancorp only as a going concern and should not be considered as an indication of Randolph Bancorp’s liquidation value. Moreover, based on our due diligence discussions with Randolph Bancorp’s management, It is our understanding that there are no current plans for selling control of Randolph Bancorp following completion of the conversion.

Our appraised value is predicated on a continuation of the current operating environment for Randolph Bancorp and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Randolph Bancorp’s stock alone. To the extent that such factors can be foreseen, they have been factored into our analysis.

Board of Trustees

Board of Directors

February 12, 2016

The estimated pro forma market value is defined as the price at which Randolph Bancorp’s common stock, immediately upon completion of the stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of February 12, 2016, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion – including the shares issued to the Foundation – was $44,376,000 at the midpoint, equal to 4,437,600 shares at a per share value of $10.00.

Based on the foregoing valuation, the corresponding range of shares and market values based on a $10.00 per share price are as follows:

	Total Shares	Offering Shares	Foundation Shares	Per Share Offering Price

Shares
Maximum, as Adjusted	5,868,726	5,686,750	181,976	$10.00
Maximum	5,103,240	4,945,000	158,240	$10.00
Midpoint	4,437,600	4,300,000	137,600	$10.00
Minimum	3,771,960	3,655,000	116,960	$10.00

Aggregate Market Value
Maximum, as Adjusted	$58,687,260	$56,867,500	$1,819,760
Maximum	$51,032,400	$49,450,000	$1,582,400
Midpoint	$44,376,000	$43,000,000	$1,376,000
Minimum	$37,719,600	$36,550,000	$1,169,600

RP Financial’s detailed valuation analysis set forth herein has been prepared assuming the Acquisition of First Eastern is completed as currently structured shortly following the completion of the Conversion. As reflected in the Conversion Prospectus disclosure reflecting the financial impact of the termination of the Acquisition on Randolph Bancorp, while certain financial measures including total assets, total liabilities and pro forma net income (loss) would differ, RP Financial estimates that Randolph Bancorp’s pro forma stockholders’ equity would not be materially different and the pro forma valuation would be the same whether or not the Acquisition is completed, based on financial information and market data available as of the date of this Appraisal. In the event the Acquisition is terminated prior to the completion of the Conversion, RP Financial will address the factors leading to the termination of the Acquisition

Board of Trustees

Board of Directors

February 12, 2016

and the impact on Randolph Bancorp’s pro forma financial condition, operations, and future prospects through an updated valuation as part of the regulatory valuation guideline update process described below in the section entitled “Limited Factors and Considerations”. Any appraisal prepared at that time in the future would be based on the facts and circumstances existing at that time, including, among other things, market and economic conditions as well as the factors that led to the termination of the Merger Agreement.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion offering will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Randolph Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the stock offering.

RP Financial’s valuation was based on the financial condition, operations of Randolph Bancorp and First Eastern as of December 31, 2015, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

Board of Trustees

Board of Directors

February 12, 2016

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Randolph Bancorp and First Eastern, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be incorporated. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Randolph Bancorp’s stock offering.

Respectfully submitted,
RP® FINANCIAL, LC.

James P. Hennessey
Director

RP® Financial, LC.	TABLE OF CONTENTS
i

TABLE OF CONTENTS

RANDOLPH BANCORP

RANDOLPH SAVINGS BANK

Stoughton, Massachusetts

DESCRIPTION		PAGE NUMBER

CHAPTER ONE	OVERVIEW AND FINANCIAL ANALYSIS

Introduction		I.1
Plan of Conversion		I.1
Strategic Overview		I.3
Reasons for Conversion and Use of Proceeds		I.4
Financial Condition		I.5
Income Statement		I.12
Interest Rate Risk		I.19
Lending Activities and Strategy		I.21
Asset Quality		I.24
Funding Composition and Strategy		I.25
Subsidiaries		I.26
Legal Proceedings		I.27

CHAPTER TWO	MARKET AREA

Introduction		II.1
National Economic Factors		II.2
Interest Rate Environment		II.4
Primary Market Area Overview		II.5
Market Area Demographics		II.5
Primary Market Area Employment Sectors		II.8
Major Market Area Employers		II.9
Market Area Unemployment Data		II.10
Deposits Trends and Competition		II.11
Competition		II.13

CHAPTER THREE	PEER GROUP ANALYSIS

Peer Group Selection		III.1
Financial Condition		III.7
Income and Expense Components		III.10
Loan Composition		III.14
Credit Risk		III.16
Interest Rate Risk		III.18
Summary		III.20

RP® Financial, LC.	TABLE OF CONTENTS
ii

TABLE OF CONTENTS

RANDOLPH BANCORP

RANDOLPH SAVINGS BANK

Stoughton, Massachusetts

(continued)

DESCRIPTION			PAGE NUMBER

CHAPTER FOUR VALUATION ANALYSIS

Introduction			IV.1
Appraisal Guidelines			IV.1
RP Financial Approach to the Valuation			IV.1
Valuation Analysis			IV.2
1.	Financial Condition		IV.3
2.	Profitability, Growth and Viability of Earnings		IV.4
3.	Asset Growth		IV.6
4.	Primary Market Area		IV.7
5.	Dividends		IV.8
6.	Liquidity of the Shares		IV.9
7.	Marketing of the Issue		IV.9
	A.	The Public Market	IV.10
	B.	The New Issue Market	IV.14
	C.	The Acquisition Market	IV.16
8.	Management		IV.16
9.	Effect of Government Regulation and Regulatory Reform		IV.17
Summary of Adjustments			IV.17
Valuation Approaches: Fully-Converted Basis			IV.17
1.	Price-to-Earnings (“P/E”)		IV.19
2.	Price-to-Book (“P/B”)		IV.21
3.	Price-to-Assets (“P/A”)		IV.21
Valuation Conclusion			IV.22

RP® Financial, LC.	LIST OF TABLES
iii

LIST OF TABLES

RANDOLPH BANCORP

RANDOLPH SAVINGS BANK

Stoughton, Massachusetts

TABLE NUMBER	DESCRIPTION	PAGE

1.1	Historical Balance Sheet Data	I.6
1.2	Historical Income Statements	I.13

2.1	Summary Demographic Data	II.7
2.2	Primary Market Area Employment Sectors	II.9
2.3	Market Area Largest Employers	II.10
2.4	Unemployment Trends	II.11
2.5	Deposit Summary	II.12
2.6	Market Area Deposit Competitors	II.14

3.1	Peer Group of Publicly-Traded Thrifts	III.4
3.2	Balance Sheet Composition and Growth Rates	III.8
3.3	Income as a Pct. of Avg. Assets and Yields, Costs, Spreads	III.12
3.4	Loan Portfolio Composition and Related Information	III.15
3.5	Credit Risk Measures and Related Information	III.17
3.6	Interest Rate Risk Measures and Net Interest Income Volatility	III.19

4.1	Market Area Unemployment Rates	IV.8
4.2	Pricing Characteristics and After-Market Trends	IV.15
4.3	Core Earnings Estimate	IV.19
4.4	Public Market Pricing Versus Peer Group	IV.20

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
Page I.1

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Randolph Savings Bank (“RSB” or the “Bank”), chartered in 1851, is Massachusetts chartered stock savings bank headquartered in Stoughton, Massachusetts. In 2002, RSB reorganized into the mutual holding company structure, forming Randolph Bancorp, a Massachusetts chartered mutual holding company (the “MHC” or the “Company”). As of December 31, 2015, the Company maintained total assets of $383.2 million, deposits of $309.2 million, and equity of $32.5 million, or 8.47% of assets. The Company’s operations are conducted through the headquarters office location and five full-service branch offices, all of which are located within Norfolk County, Massachusetts. Additionally, the Bank maintains mortgage loan production office (“LPO”) in Norfolk and Bristol Counties. A map of RSBs branch office locations is provided in Exhibit I-1.

Randolph Bancorp is regulated by the Board of Governors of the Federal Reserve System (the “Federal Reserve”), and the Bank is subject to examination, supervision and regulation by the Massachusetts Division of Banks and the Federal Deposit Insurance Corporation (“FDIC”). Deposits are insured by the Federal Deposit Insurance Company (“FDIC”) up to the applicable limits for each depositor, however when deposits are in excess of the FDIC maximum limit, then they are insured by the Deposit Insurance Fund (“DIF”). The Bank is also a member of the Federal Home Loan Bank (“FHLB”) system. The Company’s audited financial statements are included by reference as Exhibit I-3.

Plan of Conversion

On January 26, 2016, the Board of Trustees of Randolph Bancorp unanimously adopted a plan of conversion. The plan of conversion provides for the conversion and reorganization of the MHC into a capital stock form of organization (the “Conversion”). The MHC currently owns 100% of the common stock of the Bank. As part of the Conversion Transaction, the MHC will be converted into a publicly-held company through a conversion and sale of 100% of its newly-issued stock to the Bank’s depositors and the general public. The publicly held holding company will be known as Randolph Bancorp, Inc.

The purposes of the Conversion are to (1) raise capital in connection with the acquisition (the “Acquisition”) of First Eastern Bankshares Corporation (“First Eastern”) which will be more

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Page I.2

fully detailed in a section to follow; (2) support future growth and profitability through, among other things, branch expansion and increased lending; (3)Compete more effectively in the financial services marketplace by diversifying products and services offered to customers; (4) Facilitate future mergers and acquisitions; (5) make necessary capital investments in facilities and technology; (6) increase philanthropic endeavors to the communities served by Randolph Bancorp through the formation and funding of a charitable foundation to support charitable activities within the communities that it serves and will serve in the future; (7) offer depositors, employees, officers, directors, trustees and corporators an equity ownership interest in Randolph Bancorp; and (9) attract and retain qualified directors, management and employees through stock-based compensation plans.

After the conversion and offering, upon receipt of all required regulatory approvals, Randolph Bancorp, Inc. and Randolph Savings Bank expect to acquire First Eastern Bankshares Corporation and its wholly-owned subsidiary, First Federal Savings Bank of Boston, by merging First Eastern Bankshares Corporation with and into Randolph Bancorp, Inc. and First Federal Savings Bank of Boston with and into Randolph Savings Bank. Approximately $14.0 million of offering proceeds will be used to fund the merger (the “Merger Consideration”).

First Eastern Bankshares Corporation

First Eastern owns 100% of the issued and outstanding common stock of FFSB, which is the wholly-owned subsidiary and primary asset of First Eastern. First Eastern is a privately held savings and loan holding company owned by a single individual shareholder. To date, First Eastern has not engaged in any material operations other than to hold all of the issued and outstanding stock of FFSB, the investment of funds held at the holding company level, and the payment of cash dividends to its single shareholder. As of December 31 2015, First Eastern Bancorp reported consolidated assets of $66.1 million, net loans receivable of $50.6 million, deposits of $34.8 million, borrowings of $15.9 million and stockholder’s equity of $14.1 million, equal to 21.3% of total assets. First Eastern reported earnings for the twelve months ended December 31, 2015, of $1.3 million or approximately 1.96% of average assets. First Eastern, as a privately held corporation owned by one individual shareholder is organized as an “S” Corporation and thus, is not subject to federal and state corporate taxation but rather, the income and expenses of First Eastern flow through to its shareholder’s personal tax return. Pursuant to the merger agreement, First Eastern will be merged into Randolph Bancorp and Randolph Bancorp will be the surviving corporation.

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Page I.3

First Federal Savings Bank of Boston

FFSB operates a mortgage banking division doing business as First Eastern Mortgage (“First Eastern Mortgage”) which has been operating in the Boston metropolitan area for over 30 years. First Eastern Mortgage currently operates eight mortgage loan production offices concentrated in Eastern Massachusetts and a loan operations center located in Andover, Massachusetts that currently services $747.9 million in mortgage loans. FFSB also operates a retail banking office in downtown Boston. A map of the combined LPO networks of Randolph and First Eastern Mortgage have been included as Exhibit I-2.

The operations of FFSB are predominated by First Eastern Mortgage’s mortgage banking operations as FFSB’s retail banking is limited to one retail banking facility in downtown Boston. As of December 31, 2015, First Eastern Mortgage had a total of 112 full-time equivalent employees and employed approximately 40 loan originators operating out of its eight LPOs (One LPO was recently closed). Residential loans are sold to a variety of investors including government agencies and large financial Institutions. Loans originated by First Eastern Mortgage have averaged $356.2 million annually over the last two fiscal years and totaled $424.3 million in fiscal 2015. First Eastern Mortgage generally retains the servicing on the loans it originates for resale and the unpaid principal balance of First Eastern’s loans serviced for others (“LSFO’s”) totaled $747.9 million as of December 31, 2015. The value of mortgage servicing rights (“MSRs”) on the balance sheet as of December 31, 2015, equaled $4.1 million, or 0.52% of the unpaid loan principal balance. The fair value of the MSRs is estimated to equal $6.5 million or 0.86% of the outstanding loan principal balance.

Strategic Overview

Randolph Bancorp is a community-oriented financial institution, which emphasizes the offering of traditional financial services to individuals and businesses within the markets served by the branch offices and nearby surrounding markets. In this regard, the Company’s primary deposit-taking market is Norfolk County, Massachusetts and the primary lending market is more broadly based in Bristol, Essex, Middlesex, Norfolk, Plymouth and Suffolk counties in Massachusetts and Kent, Newport, Providence and Washington counties in Rhode Island. RSB’s range of products include residential and commercial real estate loans, commercial business loans, residential and commercial construction loans, home equity loans and other consumer loans, along with personal and business checking and other insured savings deposits. In addition, to traditional retail banking operations, the Company also originates residential loans for resale with Randolph Bancorp originating $105.8 million of loans for resale in fiscal 2015.

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Page I.4

The Company expects to continue to pursue a two prong strategy with the acquisition of First Eastern, by continuing to emphasize residential mortgage banking activities which will be enhanced through the acquisition of First Eastern, while also building its community banking franchise. In 2013, the Board of Directors employed the current CEO who had previously served as the CEO at another Boston area financial institution. Over the last several years, management has primarily sought to pursue two major business lines as follows: (1) residential mortgage lending with the majority of conforming residential loans originated sold into the secondary market; and (2) a traditional community oriented financial institution focused on broad-based consumer and commercial lending. Management resources have been bolstered with many key additions in the area of retail banking, credit, residential mortgage lending, human resources, and finance. The Company’s management and board now believe that with these additions, coupled with the Acquisition of First Eastern, Randolph Bancorp has the capacity to grow the balance sheet and earnings by leveraging the management and technology infrastructure developed over the last several years.

Through the acquisition of First Eastern, Randolph Bancorp will expand its market presence in New England including its residential loan production and mortgage servicing capabilities. The Acquisition will substantially enhance Randolph Bancorp’s residential lending capabilities, particularly through the addition of approximately 40 seasoned loan officers and 8 retail LPOs.

Reasons for Conversion and Use of Proceeds

A key component of the Company’s business plan is to complete a conversion offering. The conversion will support growth of market share and competitive position, most notably through the acquisition of First Eastern. A portion of the conversion proceeds will be utilized to fund the cash consideration to be paid for the Acquisition. Additionally, the conversion will support:

•	Expansion of lending and deposit gathering activities with broader distribution outlets;

•	Expansion and diversification of operations through the potential for acquisitions of other financial institutions or de novo branching as opportunities arise;

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Page I.5

•	Enhancement of existing products and services and development of new products and services;

•	Improvement of competitive position in the marketplace; and

•	Enhancement of earnings through higher returns and more flexible capital management strategies.

The projected use of proceeds at the proposed midpoint of the valuation range is highlighted below.

•	The Company. The Company is expected to retain: (1) 50% of the net conversion proceeds after payment of the $14.0 million cash Merger Consideration and a cash contribution to a charitable foundation to be formed as part of the conversion. At present, funds at the holding company level are expected to be initially held in liquid funds, net of the funds utilized to fund the employee stock ownership plan (“ESOP”). Over time, the funds may be utilized for various corporate purposes, acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of dividends.

•	The Bank. Approximately 50% of the net conversion proceeds after payment of the Merger Consideration will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds and are expected to be primarily utilized to provide capital for targeted loan growth over time.

Overall, it is the Company’s objective to pursue controlled growth that will serve to increase returns, without significantly increasing the overall risk associated with Randolph Bancorp’s operations.

Financial Condition

Overview

Table 1.1 shows the Company’s historical balance sheet data for the past five years, as well as First Eastern’s balance sheet and the Company’s combined pro forma balance sheet at December 31, 2015. The Company’s audited financial statements are included by reference as Exhibit I-3. The pro forma combined balance sheet gives effect to the acquisition of First Eastern, including merger accounting entries before incorporating the capital to be raised in the stock offering. Merger adjustments are consistent with the prospectus disclosure based on financial information as of December 31, 2015. The following paragraphs describe the historical balance sheet trends for Randolph Bancorp on a pre-acquisition basis. The pro forma balance sheet impact of the acquisition of First Eastern Bankshares Corporation will be discussed at the end of this section.

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Page I.6

Table 1.1

Randolph Bancorp and Subsidiary

Historical Balance Sheets

											Randolph Bancorp, Inc
											Pro Forma Combined		Randoph Bancorp
	As of December 31,										As of		Annual
	2011		2012		2013		2014		2015		December 31, 2015 (4)		Growth Rate
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Pct
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	(%)

Total Amount of:
Assets	$382,858	100.00%	$386,782	100.00%	$373,718	100.00%	$359,440	100.00%	$383,163	100.00%	$435,190	100.00%	0.02%
Loans Receivable (net) (2)	179,369	46.85%	179,406	46.38%	203,974	54.58%	251,349	69.93%	288,021	75.17%	338,537	77.79%	12.57%
Cash and Equivalents	12,366	3.23%	7,967	2.06%	40,239	10.77%	5,203	1.45%	9,321	2.43%	16,064	3.69%	-6.82%
Investment Securities (3)	160,635	41.96%	171,012	44.21%	99,833	26.71%	80,590	22.42%	62,267	16.25%	45,678	10.50%	-21.10%
BOLI	9,423	2.46%	9,707	2.51%	9,965	2.67%	10,210	2.84%	9,620	2.51%	9,620	2.21%	0.52%

Real Estate Owned	$2,471	0.65%	$270	0.07%	$130	0.03%	$600	0.17%	$500	0.13%	$511	0.12%	-32.93%
Fixed Assets	6,860	1.79%	6,561	1.70%	6,294	1.68%	4,213	1.17%	2,891	0.75%	5,163	1.19%	-19.43%
Mortgage Servicing Rights	999	0.26%	1,505	0.39%	1,505	0.40%	2,344	0.65%	2,567	0.67%	9,041	2.08%	26.61%
Goodwill	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	NM
Core Deposit Intangible	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	390	0.09%	NM
Other Assets	10,735	2.80%	10,354	2.68%	11,778	3.15%	4,931	1.37%	7,976	2.08%	10,186	2.34%	-7.16%

Deposits	$322,704	84.29%	$323,648	83.68%	$321,449	86.01%	$294,462	81.92%	$309,195	80.70%	$343,975	79.04%	-1.06%
Borrowings	13,971	3.65%	14,476	3.74%	9,771	2.61%	24,079	6.70%	34,914	9.11%	50,797	11.67%	25.73%
Other Liabilities	8,788	2.30%	7,578	1.96%	6,889	1.84%	7,243	2.02%	6,595	1.72%	7,908	1.82%	-6.93%
Equity	37,395	9.77%	41,080	10.62%	35,609	9.53%	33,656	9.36%	32,459	8.47%	32,510	7.47%	-3.48%
Tangible Equity	37,395	9.77%	41,080	10.62%	35,609	9.53%	33,656	9.36%	32,459	8.47%	32,120	7.38%	-3.48%
Net Unrealized Gain/(Loss) on Investment/MBS Available for Sale	$1,268	0.33%	$3,342	0.86%	$490	0.13%	$704	0.20%	$261	0.07%	$261	0.06%	-32.64%

Loans/Deposits	55.58%		55.43%		63.45%		85.36%		93.15%		98.42%
Full service branches	7		7		7		5		5		6
Loan production offices	1		1		1		2		2		11

(1)	Ratios are as a percent of ending assets.
(2)	Includes loans held for sale.
(3)	Includes small balances of certificates of deposit from fiscal 2011 to 2014.
(4)	Includes merger entries before conversion.

Source: Audited financial statements and conversion prospectus for Randolph Bancorp.

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Growth Trends

From fiscal year end 2011 through December 31, 2015, Randolph Bancorp’s assets have shown limited change overall, increasing by less than 1% annually over the period, albeit increasing by 6.6% in the most recent fiscal year. General trends in the Company’s interest-earning asset composition reflect that the loans receivable balance has trended higher as a percent of assets. Overall, loans receivable increased from 46.9% of assets at year-end 2011 to 74.4% of assets at December 31, 2015. At the same time, overall asset growth was minimal and loan growth was funded with a redeployment of funds from the cash and investment portfolio and expanded utilization of borrowed funds.

Deposits shrank at a 1% annual rate between fiscal 2011 and 2015 period covered in Table 1.1 resulting in part, from the sale of two Rhode Island branch offices in fiscal 2014. At the same time, the Company increased its utilization of FHLB advances. Accordingly, deposits decreased from 84.3% of assets at year-end 2011 to 80.7% of assets at December 31, 2015, while over the same time period borrowings increased from 3.7% of assets to 9.1% of assets. Randolph Bancorp’s equity has diminished at a 3.5% annual pace since the end of fiscal 2011 as earnings in fiscal 2012 were more than offset by losses reported in fiscal 2013 through fiscal 2015.

Operating Results for Randolph Bancorp have been adversely impacted by investments in personnel and other infrastructure to provide a base for expanded/diversified lending activities and balance sheet growth. The Company has realized related expenses for severance of terminated employees and the cost of the expanded infrastructure required to execute a growth-oriented business plan. Additionally, the Company’s spreads have been compressed in the low interest rate environment which has prevailed over the last five fiscal years.

A summary of Randolph Bancorp’s key operating ratios for the past five years is presented in Exhibit I-4.

Balance Sheet Characteristics

The balance of Randolph‘s net loan receivable has been increasing over the time period shown in Table 1.1 from $179.4 million, or 46.85% of assets as of December 31, 2011 to $288.0 million, or 74.42% of assets as of December 31, 2015. Owing to the decrease in deposit balances, the loans/deposit ratio increased over the same time period. A majority of the Company’s loans are secured by property within Norfolk County, Massachusetts, the location of the Company’s office facilities, as well as nearby areas in the Boston metropolitan area including Rhode Island. Randolph Bancorp operates an active mortgage-banking operation, whereby long-term fixed rate residential loans are sold into the secondary market, with the Company realizing gains in the sales of the loan and fee income from mortgage servicing. Loans held for sale including in the residential mortgage loan balance totaled $2.9 million as of December 31, 2015.

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As noted above, the proportion of loans to total assets has been increasing as management has been focused on increasing earnings through the redeployment of funds into higher yielding loans receivable. Since fiscal 2011, the composition of the loan portfolio has shifted modestly to include a higher proportion of 1-4 family residential mortgage loans and home equity loans, as management was focused on underwriting and credit-related issues in the commercial mortgage portfolio through fiscal 2014. As a result, the aggregate balance of commercial mortgage loans has remained materially unchanged since the end of fiscal 2011, as reflected by data which shows that the commercial mortgage portfolio has increased by $839,000 or 1.1% since the end of fiscal 2011. However, since the end of fiscal 2013, commercial mortgages have increased.

The remaining balance of the loan portfolio was comprised of relatively limited amounts of construction and non-mortgage consumer and commercial loans with a gross balance of $12.4 million as of December 31, 2015.

The intent of the Company’s investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting overall credit and interest rate risk objectives. As of December 31, 2015, the Company’s portfolio of cash and cash equivalents totaled $9.3 million, equal to 2.4% of assets. The Company seeks to maintain an adequate balance of cash and short-term funds owing to the level of secondary market lending which can create fluctuating needs for liquidity.

Investment securities totaled $62.3 million, equal to 16.3% of assets (see Exhibit I-5 for the investment portfolio composition), all of which were classified as available for sale (“AFS”) as of December 31, 2015. The largest segment of the investment portfolio was comprised of mortgage-backed securities (“MBS”) which totaled $34.6 million, equal 9.0% of assets. The balance of the investment securities portfolio totaled $27.6 million, or 7.2% of total assets, as of December 31, 2015, and was primarily comprised of municipal bonds ($15.8 million), U.S government agency securities ($7.0 million), corporate debt securities ($4.3 million). Additionally, the Company maintains permissible equity investments such as FHLB stock and a small balance of mutual fund investments with a market value of $545,000 as of December 31, 2015.

Randolph Bancorp reported investment in fixed assets as of December 31, 2015 equal to $2.9 million, or 0.75% of assets, representing the investment in the seven branch and office

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locations. Other real estate owned (“OREO”) diminished significantly in 2012, from the relatively high level prevailing as of the end of fiscal 2011 ($2.5 million or 0.65% of assets) and has been maintained at relatively modest level as Randolph Bancorp has largely resolved the prior asset quality issues.

As noted previously, Randolph Bancorp has been active in the origination and sale of mortgage loans generally on a servicing retained basis. As of December 31, 2015, Randolph Bancorp LSFO’s totaled $317.2 million. The value of mortgage servicing rights on the balance sheet as of December 31, 2015, equaled $2.6 million, or 0.81% of the unpaid loan principal balance. The acquisition of First Eastern will materially increase the portfolio of LSFOs and MSRs of Randolph Bancorp.

Retail deposits have consistently been the substantial portion of balance sheet funding. However, in the low interest rate environment which has prevailed over the last five fiscal years, coupled with the limited need for funds as the Company sought to redeploy investable funds from the investment portfolio, the need for new deposit funds has been limited. Additionally, the Company sold two branches in Rhode Island in fiscal 2014, which contributed to total deposit shrinkage. As a result, the balance of deposits has diminished since 2011 at a 1.1% annual pace to equal $309.2 million or 80.7% of total assets as of December 31, 2015. As a result, the deposits/assets ratio has diminished from 84.3% as of the end of fiscal 2011 to 80.7% as of the end of fiscal 2015. The composition of deposits reflects a mix of savings and transaction accounts with regular savings comprising the single largest component of the deposit base totaling $94.7 million, equal to 30.7% of total deposits as of December 31, 2015.

Borrowings serve as an alternative funding source to support asset growth and management of funding costs and interest rate risk. Borrowings held by the Bank at December 31, 2015 consisted of $34.9 million of FHLB fixed rate term and amortizing advances with maturities ranging from 2016 to 2018. The Company has utilized borrowed funds to a moderate degree at the Bank level typically under the following parameters: (1) when such funds are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required.

The Company’s equity has diminished at a 3.5% annual pace since fiscal 2011 as earnings in fiscal 2012, were more than offset by net losses in fiscal 2013, 2014 and 2015. As of December 31, 2015, the Company’s consolidated equity totaled $32.5 million, or 8.47% of total assets and all of Company’s capital was tangible capital. The offering proceeds will serve to

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further strengthen the Company’s and the Bank’s regulatory capital position as well as the GAAP equity on a consolidated basis. The principal objective of the Conversion is to raise capital to support the Company’s ability to achieve targeted growth including the funding of the Merger Consideration paid to First Eastern’s sole shareholder. Importantly, the Company’s future equity growth rate is expected to remain modest, notwithstanding the earnings contribution anticipated by First Eastern, given the pro forma increase in equity, given the modest core earnings of the Company on a pre-conversion basis and the cost of future branching and other growth-related initiatives designed to enhance the long term earnings capacity albeit at the cost of near term growth of operating costs.

First Eastern Bankshares Balance Sheet Trends

From fiscal year end December 31, 2011 through December 31, 2015 First Eastern’s assets fluctuated primarily based on the loans held for sale but did not exceed $91.0 million at any fiscal year end and equaled $66.1 million as of December 31, 2015. The majority of First Eastern’s balance sheet is comprised of residential mortgage loans including a significant proportion of loans held for sale reflecting the extensive secondary market origination and sales activities of First Eastern Mortgage.

As shown in the tabular presentation below, as of December 31, 2015, First Eastern’s balance sheet on standalone basis primarily consisted of loans and cash funded by deposits generated out of its single office facility in Boston supplemented by borrowed funds. First Eastern maintains a high level of capital with equity totaling $14.1 million or 21.3% of assets, as a result of the extensive secondary market lending operations which entail a higher level of risk in comparison to a traditional community banking operation. Tangible equity was modestly lower than reported equity, totaling $13.3 million after excluding $789,000 of goodwill on First Eastern’s balance sheet.

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Schedule of First Eastern Bankshares’ Balance Sheet

	First Eastern Bankshares
	As of December 31, 2015
	Amount	Pct(1)
	($000)	(%)
Total Amount of:
Assets	$66,066	100.00%
Loans Receivable (net) (2)	50,617	76.62%
Cash and Equivalents	6,747	10.21%
Investment Securities	1	0.00%
BOLI	0	0.00%

Real Estate Owned	$11	0.02%
Fixed Assets	1,622	2.46%
Mortgage Servicing Rights	4,074	6.17%
Goodwill	789	1.19%
Core Deposit Intangible	0	0.00%
Other Assets	2,205	3.34%

Deposits	$34,780	52.64%
Borrowings	15,883	24.04%
Other Liabilities	1,313	1.99%
Equity	14,090	21.33%
Tangible Equity	13,301	20.13%
Net Unrealized Gain/(Loss) on Investment/MBS Available for Sale	$0	0.00%

Loans/Deposits	145.53%
Full service branches	1
Loan production offices	9

(1)	Ratios are as a percent of ending assets.
(2)	Includes loans held for sale.

Source: Audited financial statemenrts and conversion prospectus for Randolph Bancorp.

Pro Forma Balance Sheet Impact of First Eastern Acquisition

The balance sheet impact of the First Eastern acquisition is shown in Table 1.1 as of December 31, 2015, including the purchase accounting entries but before the impact of the stock offering. On the asset side of the balance sheet, the ratio of loans-to-assets will increase and the level of cash and investments comprising total assets will decrease. The value of MSRs will increase to $9.6 million (2.21% of assets) which will exceed the 10% of Tier 1 capital limit even after the capital raised in the Conversion and thus, a portion of the MSR value will be excluded from the Company’s and the Bank’s regulatory capital. At the same time, the level of intangible assets created pursuant to the acquisition is expected to be nominal (i.e., $390,000 of core deposit intangible or “CDI”).

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On the liability side of the balance sheet, the level of deposits and borrowings funding assets will decrease and increase, respectively, on a combined basis. Deposits decrease from 80.7% of assets to 79.0% of assets on a pro forma combined basis, while borrowings increase from 10.6% of assets to 13.7% of assets on a pro forma combined basis. Before factoring in the impact of the net conversion proceeds, the Bank’s equity-to-assets ratio decreases from 8.47% to 7.47% on a combined basis, while the tangible equity ratio is estimated to be 7.38% at December 31, 2015.

The completion of the Conversion and Acquisition will enhance the ability to realize the value of Randolph Bancorp’s deferred tax asset balance of $3.9 million which had a 100% valuation allowance as of December 31, 2015. If this occurs, equity may increase to the extent the valuation allowance is reversed.

Income Statement

Overview

Table 1.2 shows the Company’s historical income statements for the past five fiscal years, as well as an income statement for First Eastern on a standalone basis for the fiscal year ended December 31, 2015, and a pro forma income statement for Randolph Bancorp for the twelve months ended December 31, 2015, giving effect to the acquisition of First Eastern. Merger adjustments are consistent with the prospectus disclosure as of December 31, 2015, which are limited to the impact of the estimated purchase accounting adjustments which impact future earnings. The following discussion describes the historical income statements of Randolph Bancorp on a pre-acquisition basis. The pro forma income statement impact of the acquisition of First Eastern (including the purchase accounting merger entries) is discussed at the end of this section.

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Table 1.2

Randolph Bancorp and Subsidiary

Historical Income Statements

	For the year ended December 31,										First Eastern Bankshares Corp 12 Month Ended December 31, 2015		Pro Forma Combined Incl. Merger Entries Randolph Bancorp, Inc. 12 Months Ended December 31, 2015 (4)

	2011		2012		2013		2014		2015
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)

Interest Income	$15,073	3.94%	$13,462	3.51%	$11,768	3.06%	$11,804	3.32%	$12,482	3.31%	$2,259	3.47%	$14,741	3.44%
Interest Expense	(3,034)	-0.79%	(2,342)	-0.61%	(1,967)	-0.51%	(1,303)	-0.37%	(1,357)	-0.36%	(285)	-0.44%	(1,641)	-0.38%

Net Interest Income	$12,039	3.15%	$11,120	2.90%	$9,801	2.54%	$10,501	2.96%	$11,126	2.95%	$1,974	3.03%	$13,100	3.06%
Provision for Loan Losses	(775)	-0.20%	(390)	-0.10%	(1,911)	-0.50%	(120)	-0.03%	137	0.04%	0	0.00%	137	0.03%

Net Interest Income after Provisions	$11,264	2.95%	$10,730	2.80%	$7,890	2.05%	$10,381	2.92%	$11,263	2.99%	$1,974	3.03%	$13,237	3.09%

Other Income	$2,221	0.58%	$1,574	0.41%	$2,895	0.75%	$2,771	0.78%	$2,109	0.56%	$1,361	2.09%	$3,170	0.74%
Operating Expense	(14,236)	-3.72%	(14,730)	-3.84%	(16,971)	-4.41%	(14,716)	-4.14%	(15,925)	-4.22%	(11,384)	-17.50%	(27,409)	-6.40%

Net Operating Income	($751)	-0.20%	($2,426)	-0.63%	($6,186)	-1.61%	($1,564)	-0.44%	($2,553)	-0.68%	($8,049)	-12.37%	($11,002)	-2.57%

Gain(Loss) on Sale of Loans	1,360	0.36%	4,013	1.05%	1,743	0.45%	1,389	0.39%	2,567	0.68%	9,334	14.35%	11,901	2.78%

Gain(Loss) on Sale of Securities	$29	0.01%	$406	0.11%	$39	0.01%	$780	0.22%	($7)	0.00%	$0	0.00%	($7)	0.00%
Gain(Loss) on Sale of Branches	0	0.00%	0	0.00%	0	0.00%	780	0.22%	0	0.00%	0	0.00%	0	0.00%
Pension Plan Expense	0	0.00%	0	0.00%	0	0.00%	(463)	-0.13%	(543)	-0.14%	0	0.00%	(543)	-0.13%
One-Time Meger Related Costs (6)	0	0.00%	0	0.00%	0	0.00%	0	0.00%	(611)	-0.16%	0	0.00%	0	0.00%
Life Insurance Benefit	0	0.00%	0	0.00%	0	0.00%	0	0.00%	285	0.08%	0	0.00%	285	0.07%
Merger Exp/Severance/ Receiv. Writeoff	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%

Total Non-Operating Income (Exp.)	$29	0.01%	$406	0.11%	$39	0.01%	$1,097	0.31%	($876)	-0.23%	$0	0.00%	($265)	-0.06%

Net Income Before Tax	$638	0.17%	$1,993	0.52%	($4,404)	-1.14%	$922	0.26%	($862)	-0.23%	$1,285	1.98%	$634	0.15%
Income Taxes	50	0.01%	(382)	-0.10%	1,785	0.46%	(3,089)	-0.87%	108	0.03%	(10)	-0.02%	(193)	-0.05%

Net Income (Loss)	$688	0.18%	$1,611	0.42%	($2,619)	-0.68%	($2,167)	-0.61%	($754)	-0.20%	$1,275	1.96%	$441	0.10%

Adjusted Earnings:
Net Income	$688	0.18%	$1,611	0.42%	($2,619)	-0.68%	($2,167)	-0.61%	($754)	-0.20%	$1,275	1.96%	$441	0.10%
Add(Deduct): Non-Operating (Inc)/Exp	(29)	-0.01%	(406)	-0.11%	(39)	-0.01%	(1,097)	-0.31%	876	0.23%	0	0.00%	265	0.06%
Add(Deduct): Valuation allowance on DTA	0	0.00%	0	0.00%	0	0.00%	3,089	0.87%	0	0.00%	0	0.00%	0
Tax Effect (3)	10	0.00%	138	0.04%	13	0.00%	0	0.00%	0	0.00%	0	0.00%	(90)	-0.02%

Adjusted Earnings:	$669	0.17%	$1,343	0.35%	($2,645)	-0.69%	($175)	-0.05%	$122	0.03%	$1,275	1.96%	$616	0.14%

Memo:
Efficiency Ratio (%)(5)	91.14%		88.17%		117.54%		100.38%		100.78%		89.86%		97.29%
Return on Equity (%)	1.93%		4.11%		-6.83%		-6.26%		-2.28%		9.05%		1.89%
Effective Tax Rate (%)	-7.84%		19.17%		40.53%		335.03%		12.52%		0.78%		30.44%

(1)	Ratios are as a percent of average assets.
(2)	Ratios are as a percent of average assets.
(3)	Reflects a 34% effective tax rate in fiscal 2013 and prior as well as on a pro forma basis when the Company is expected to become taxable for financial reporting purposes. No tax effect has been reflected in fiscal 2014 and 2015, when the Company had a 100% valuation allowance against its deferred tax asset.
(4)	Derived from merger pro formas in the prospectus and adjusted to reflect financial data on a pre-conversion basis.
(5)	Includes gains on the sale of loans in the numerator of the efficieny ratio equation.
(6)	Excluded on a pro forma merged basis consistent with the pro forma disclosures in the prospectus.

Source:	Audited financial statements and conversion prospectus for Randolph Bancorp and First Eastern.

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On a standalone basis, prior to consideration of the Acquisition, Randolph Bancorp reported modest earnings in fiscal 2011 and 2012, equal to 0.18% and 0.42% of average assets, respectively. In fiscal 2013, the Company reported a loss of $2.6 million, equal to 0.68% of assets which was attributable to several factors as follows: (1) net interest income diminished as a result of spread compression in the very low interest rate environment which prevailed; (2) the Company reported a significant increase in loan loss provisions as non-performing, classified and criticized assets had increased to levels in excess of the historical averages; and (3) Randolph Bancorp initiated management and staff turnover and incurred a high level of severance cost while concurrently employing additional management and staff with the perceived experience and ability to implement the growth oriented business plan as directed by the Board.

The Company reported a loss equal to $2.2 million (0.61% of assets) in fiscal 2014, notwithstanding gains realized on the sale of branches and investment securities, as the level of net interest income remained depressed and as Randolph Bancorp established a valuation allowance of $3.1 million on its deferred tax assets which was reflected in the income statement as a tax expense. In fiscal 2015, the Company reported a loss of $754,000 (0.20% of average assets) primarily as a result of non-operating losses incurred during the year, including one-time merger-related costs totaling $611,000 and the expense of terminating the Company’s defined benefit pension plan.

Net Interest Income

Net interest income has fluctuated over the last five fiscal years, reflecting the impact of spread compression realized during fiscal 2011 to 2013, as interest rates fell to historical lows and the loans/assets ratio remained low. As a result, net interest income diminished from $12.0 million (3.15% of average assets) in fiscal 2011, to a low of $9.8 million (2.54% of average assets) in fiscal 2013. In subsequent periods, with the concerted effort by management to redeploy invested funds into whole loans, the Company’s asset yields and spreads expanded and net interest income increased to $10.5 million (2.96% of average assets) in fiscal 2014, and to $11.1 million (2.95% of average assets) in fiscal 2015.

Data pertaining to the Company’s interest rate spreads are set forth in Exhibit I-6 and show that its spreads have increased modestly over the last three fiscal years. Specifically, the Company’s interest rate spread increased from 2.72% in fiscal 2013 to 3.16% in fiscal 2015. As noted above, the expanding spreads are largely the result of increasing loan balances and asset yields as the cost of funds has remained relatively stable at historically low levels owing to Federal Reserve monetary policy which has resulted in near zero short term interest rates.

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Importantly, there may be some improvement in Randolph Bancorp’s asset yields over the short to intermediate term as the Company seeks to continue to achieve loan portfolio growth, in both the residential and commercial mortgage portfolios. Additionally, while the initial reinvestment of the offering proceeds should increase net interest income, the initial reinvestment yields are expected to be low given that the immediate use of proceeds are expected to be deployment into short to intermediate term investment securities.

Loan Loss Provisions

Provisions for loan losses have typically been limited reflecting the Company’s relatively strong asset quality historically and the secured nature of the loan portfolio; the majority of the loan portfolio is secured by real estate collateral in the Company’s local market area, which represents a relatively strong real estate market. However, the Company did experience asset quality deterioration in the commercial mortgage portfolio following the financial crisis in the 2008 to 2013 period, as well as an elevated level of loan charge offs which peaked at $1.6 million in fiscal 2013. In order to replenish the allowance for loan and lease loss “(ALLL”) consistent with the Company’s policy, Randolph Bancorp established $1.9 million of ALLL in fiscal 2013. Restoration of strong asset quality has been a major element of the management’s strategy since fiscal 2013, and loan loss provisions have diminished. As asset quality has demonstrated strong improvement.

For the 12 months ended December 31, 2015, the Company recorded a credit for loan losses equal to $137,000, or 0.04% of average assets. The credit provision was attributable to pay-off and pay-downs of impaired loans and moderation of qualitative factors which diminished the required level of ALLL pursuant to the Company’s policy.

Non-Interest Income

Non-interest operating income, exclusive of gains on the sales of mortgage loans, has been a moderate contributor to the Company’s total revenues, and consists primarily of deposit account fee income, dividends on BOLI, and mortgage servicing income. Such income ranged from a low of $1.6 million or 0.41% of average assets in fiscal 2012 to a high of $2.9 million, or 0.75% of average assets for fiscal 2013 and equaled $2.1 million, or 0.56% of average assets in fiscal 2015.

Mortgage Banking Income

As discussed previously, Randolph Bancorp is actively involved in the secondary mortgage market and designates the majority of the residential mortgage loan production for sale.

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Total originations of one-to-four family residential mortgage loans for sale in the secondary mortgage market were $105.8 million in fiscal 2015 and $62.6 million in fiscal 2014. The increase in loan originations was positively affected by the prevailing low interest rate environment in 2015 and by the Bank’s focus on increasing the origination of purchase money mortgages which increased by 37%. As shown in Table 1.2, gains on the sale of mortgage loans has been an important contributor to the Company’s earnings with the level of income generated based on loan volumes and competitive market conditions.

From fiscal 2011 through fiscal 2015, gains on the sale of loans has fluctuated from $1.4 million in fiscal 2011, to $4.0 million in fiscal 2012, and equaled $2.5 million or 0.67% of average assets in fiscal 2015. Important from a valuation perspective, while we have considered the gains on sale to be a recurring revenue source for valuation purposes, such income can be a relatively volatile source of revenue dependent upon various factors including loan demand, market interest rates, and competitive factors, among other considerations.

Operating Expenses

Randolph Bancorp’s operating expenses have increased over the past five years reflecting both the increase in compensation and other noninterest expense related to the expansion of secondary market loan volumes as well as to the bolstering of management and staffing resources in order to implement the growth oriented business plan including the planned expansion of the commercial loans and account relationships. Other factors resulting in increased costs in 2015 include severance pay ($121,000) related to the ongoing restructuring of the Company’s management and staffing, and costs associated with a re-audit of the Company’s fiscal 2013 and 2014 financial statements by Randolph Bancorp’s new independent auditor. Expenses related to the expanded use of alternative delivery mechanisms by the Company’s customers have also been a factor in the growth of operating costs.

The upward trend in operating costs for the Company are evidenced in Table 1.2, as the dollar amount of annual operating expenses has increased from $14.2 million (3.72% of average assets) in fiscal 2011 to $15.9 million (4.22% of average assets) in fiscal 2015. The Company’s efficiency ratio (reflecting the ratio of operating expenses to the sum of net interest income and non-interest income inclusive of gains on sale), has increased from 91.14% in fiscal 2011 to 100.78% for fiscal 2015, reflecting higher growth in expenses compared to revenue and the current breakeven level of core earnings for Randolph Bancorp based on fiscal year 2015 financial data.

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Operating expenses are expected to increase on a post-Offering basis as a result of the expense of the additional stock-related benefit plans. Additionally, the Company will seek to continue to invest in technology and its delivery infrastructure and is planning to establish one to two branches on a de novo basis over the next three years, all of which will require capital expenditures and result in increased operating costs. At the same time, Randolph Bancorp will seek to offset anticipated growth in expenses from a profitability standpoint through balance sheet growth and by reinvestment of the Offering proceeds into investment securities over the near term (following the Conversion) and into loans over the longer term.

Non-Operating Income/Expense

Non-operating income and expenses have typically had a modest impact on earnings for the Company historically and has typically consisted of gains and losses on investment securities and other miscellaneous revenues and expenses. However, with corporate and management restructuring commencing in 2013, non-operating income and expenses have increased. In this regard, the Company realized gains on the sale of securities totaling $780,000 (0.22% of average assets) in fiscal 2014 and an equal amount of gain on the sale of its two Rhode Island branches in the same year. In fiscal 2015, Randolph Bancorp reported net non-operating expenses totaling $878,000 (0.23% of average assets) comprised of one-time expenses related to the First Eastern merger and the of defined benefit pension plan net of a $285,000 life insurance benefit.

Income Taxes

The Bank was fully taxable for financial reporting purposes through fiscal 2013. In 2014, the Company recognized a 100% deferred tax valuation allowance of $3.0 million which gave rise to nearly all of the total income tax provision for the year of $3.1 million. In 2015, the Company continued to maintain the valuation allowance for all of the deferred tax assets. During 2015, a tax benefit of $108,000 was recognized in operations which included an $117,000 deferred tax benefit due to the reclassification of actuarial losses on the defined benefit plan that was terminated and settled in 2015.

The Company establishes net deferred tax asset or liabilities based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. As a result of the determination in fiscal 2014 that it was more likely than not that some or all of the deferred tax assets will not be realized, the Company established a valuation allowances against the entire balance of the deferred tax asset.

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As of December 31, 2015, Randolph Bancorp’s deferred tax asset was $3.9 million and had a full valuation allowance against the total. Management believes that with the completion of the Conversion and Acquisition, the increased capital coupled with the improved earnings facilitated by the integration of the profitable First Eastern banking and secondary market lending operations will increase the likelihood of the partial or full removal of the deferred tax asset balance for financial reporting purposes. If the valuation allowance is reversed, the Company will become taxable again for financial reporting purposes.

First Eastern Bankshares Corporation Income and Expense Trends

First Eastern reported an operating loss in fiscal 2011 but has subsequently reported positive earnings, with the level of earnings generally based on the loan origination volumes. In this regard, earnings were at peak levels in fiscal 2012, when loan volumes and operating margins in the mortgage banking business were high. Earnings were lower in fiscal 2013 and 2014 ($360,000 and $466,000, respectively), but increased in fiscal 2015 as the level of gains on sale rebounded. As a result, earnings in fiscal 2015 totaled $1.3 million, equal to 1.96% of average assets.

The scale of First Eastern’s mortgage banking operations is evident when it is considered that in contrast to most community banks, non-interest income and expense significantly exceed the level of net interest income. In this regard, in fiscal 2015, non-interest income and expense totaled $11.0 million and $11.7 million, respectively, which were both more than 5 times the level of net interest income ($2.0 million) in fiscal 2015.

Importantly, in evaluating First Eastern’s operating returns, it is important to note that First Eastern, as a privately held corporation owned by one individual shareholder is organized as an “S” Corporation and thus, is not subject to federal and state corporate taxation but rather, the income and expense of First Eastern flow through to the shareholder’s personal tax return. However, on a post-acquisition basis, First Eastern will be merged into Randolph Bancorp which is subject to federal and state corporate taxation subject to applicable tax laws.

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Pro Forma Earnings Impact of First Eastern Bankshares Corporation Acquisition

The pro forma income statement impact of the First Eastern Acquisition is shown in Table 1.2 for the twelve month period ended December 31, 2015, and reflects $441,000 of pro forma net income, equal to 0.10% of average assets. The pro forma earnings adjustments are limited to account for the amortization of the core deposit intangible, the increased depreciation expense on the fair value adjustment for fixed assets, and the increased mortgage servicing rights amortization expense on the fair value adjustment to First Eastern’s MSRs. The pro forma earnings also reflect the application of a 34% tax rate on future earnings as management anticipates that Randolph Bancorp will become taxable for financial reporting purposes over the short to intermediate term following the completion of the Conversion and Acquisition. The pro forma earnings do not reflect any potential cost savings that may be realized, as such estimates are considered to be speculative and therefore are not disclosed in the pro forma financial statements set forth in the prospectus. Likewise, consistent with the disclosure requirements for merger transactions, pro forma income does not reflect the loss of investment income on cash assets utilized to fund the Merger Consideration.

In addition to the foregoing, consistent with applicable disclosure requirements for mergers, the Company prospectus does not reflect restructuring and integration costs which will be incurred at the time of the merger or shortly thereafter. Such expenses are estimated to total $900,000 on a pre-tax basis and may include severance expenses for terminated employees, marketing the related expenses for signage and stationary, and potentially cost related to the early termination of RSB’s as FFSB’s electronic data processing (“EDP”) contract mention that integration Savings also not considered.

Interest Rate Risk

The primary aspects of the Company’s interest rate risk management include:

•	Selling most all of the 1-4 family fixed rate residential mortgage loans originated (typically fixed rate mortgage loans with maturities of 15 years or more);

•	Diversifying portfolio loans into other types of shorter-term or adjustable rate loan products, including adjustable rate or balloon feature residential and commercial real estate/multi-family lending;

•	Maintaining an investment portfolio comprised of high quality, liquid securities with relatively short average life characteristics;

•	Promoting transaction accounts and, when appropriate and subject to market constraints, longer-term CDs;

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•	Utilizing longer-term borrowings when such funds are attractively priced relative to deposits and prevailing reinvestment opportunities;

•	Maintaining a strong interest-free equity position as a percent of assets; and,

•	Limiting investment in fixed assets and other non-earning assets.

As an indication of the level of interest rate sensitivity in the loan portfolio, Exhibit I-9 presents information regarding the Company’s fixed and adjustable rate loans. As of December 31, 2015, of the total loans due after December 31, 2016, adjustable rate loans comprised 58.1% of the loans held for investment.

Randolph Bancorp utilizes the services of a third party to analyze the impact of interest rate changes on the Company’s income statement. An analysis of the balance sheet in terms of reactions to increases in interest rates indicates that for all increases in interest rates, net interest income will decrease, indicating the Company is negative gapped. The Company’s net interest income is projected to decrease by 2.4% under a 100 basis point increase in interest rates and decrease by 4.8% under a 200 basis point increase in interest rates over the next year. The third party analysis also measures interest rate risk exposure by use of an interest rate sensitivity analysis which measures interest rate risk by computing changes in the present value of the Company’s cash flows from assets, liabilities, and off-balance sheet items in the event of a range of assumed changes in market interest rates. As of December 31, 2015, the Economic Value of Equity (“EVE”) analysis indicated that a 200 basis point instantaneous and permanent increase in interest rates would result in a reduction of the EVE by 7.9% (see Exhibit I-8).

The EVE analysis is an indicator of the risk to earnings in a volatile interest rate environment as it incorporates changing assumptions with respect to maturity and repricing of assets and liabilities. The foregoing net interest income analysis indicates that the Company expects to be moderately impacted by rising interest rates. At the same time, there are numerous limitations in the Company’s interest rate risk analysis which is dependent upon numerous significant assumptions with respect to the underlying valuations of assets and liabilities. Moreover, an increase in market interest rate levels may not impact all assets and liabilities in the same way which could impact the results of the Company’s internal risk analyses.

Importantly, potentially the greatest element of interest rate risk exposure for the Company is not measured by the foregoing quantitative methodologies. Randolph Bancorp is heavily involved and has a significant investment in secondary market lending. Moreover, the Acquisition of First Eastern will increase the dependence on secondary market loan sales for overall revenues

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and net income. When interest rates rise, the demand for mortgage loans tends to fall and may reduce the level of loan originations and gains on sale. Likewise, weak or deteriorating economic conditions also tend to reduce loan demand and loan sale revenues.

The infusion of stock proceeds will serve to further limit the Company’s interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company’s equity position will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Originated-for-Investment (“OFI”) Lending. Since its founding, Randolph Bancorp has conducted its lending operations as a traditional savings institution, attracting retail deposits and investing those funds primarily in mortgage loans secured by residential property within the market area served. The Company’s lending activities have traditionally emphasized both commercial real estate mortgage loans and 1-4 family permanent mortgage loans, which together comprise the largest loan concentrations in the loan portfolio. Beyond these two loan types, lending diversification by Randolph Bancorp has included origination of home equity loans and lines of credit, construction loans (residential and commercial), commercial business loans and consumer loans. Going forward, the Company’s lending strategy is to pursue further growth and diversification in the mortgage portfolio. Construction lending is also expected to remain as an active area of lending and the Company will also be seeking to build the portfolio of non-mortgage commercial and industrial (“C&I”) loans.

HFS Lending. Randolph Bancorp is also active in originating loans for the secondary market. As of December 31, 2015, loans held for sale totaled $2.9 million, equal to 0.75% of total assets. The Company generally originates residential loans pursuant to Freddie Mac and Fannie Mae standards and in recent periods, approximately 80% of the fixed-rate residential real estate loans that Randolph Bancorp originated have been sold into the secondary market. The Company generally holds originated adjustable-rate residential mortgage loans (ARMs) and nonconforming fixed-rate mortgage loans in the loan portfolio.

First Eastern Bankshares Corporation Loan Portfolio

First Eastern’s loan portfolio composition also reflects its mortgage banking orientation which is more extensive than that of Randolph Bancorp. Loans HFS totaled $17.2 million as of December 31, 2015, equal to 26.1% of assets. The balance of the loan portfolio was classified as OFI and consisted of permanent residential (and residential construction loans totaling $17.8

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million and $16.1 million, respectively. The remainder of the OFI portfolio consisted of a nominal balance of consumer loans, approximating $4,000. Exhibit I-10 and Exhibit I-10A provide historical detail of Randolph Bancorp’s and First Eastern’s loan portfolio compositions.

OFI Residential Real Estate First Mortgage Lending

As noted above, Randolph Bancorp has historically engaged in the origination and retention in portfolio of first mortgage loans secured by 1-4 family residential property. As of December 31, 2015, total 1-4 family residential mortgage loans equaled $166.5 million, or 58.0% of total loans. It is the current practice to retain primarily adjustable rate or shorter-term fixed rate loans (i.e., maturities of up to 15 years) for portfolio and sell longer term fixed rate loans (i.e., with maturities of 15 years or more) into the secondary market on a servicing retained basis. The Company typically originates 1-4 family loans pursuant to the guidelines of Freddie Mac or Fannie Mae, with a loan-to-value (“LTV”) ratio of up to 100% for some government insured loans, with private mortgage insurance (“PMI”) being required for loans in excess of a 80% LTV ratio for loans without government guarantees. The substantial portion of 1-4 family mortgage loans have been originated by the Company and are secured by residences in the local market.

As a complement to the 1-4 family permanent mortgage lending activities, the Company also offers home equity loans. Such loans typically have shorter maturities than traditional 1-4 family lending. Home equity loans totaled $33.3 million, equal to 11.6% of total loans as of December 31, 2015. Home equity loans and lines of credit have adjustable rates of interest with 15 year draws which are then amortized over 10 years. Home equity loans and lines of credit are indexed to the prime rate and generally are subject to an interest rate floor.

Multi-Family and Commercial Real Estate Lending

As noted previously, a key lending strategy for Randolph Bancorp is the emphasis on originations of commercial and multi-family real estate loans, which currently comprise the second largest percentage of the loan portfolio by loan type. The Company has a long history of commercial mortgage lending and Randolph Bancorp has enhanced its commercial credit underwriting and origination capabilities over the last several years with the objective of building the commercial loan portfolio.    As of December 31, 2015, the balance of commercial mortgage loans which includes loans secured by income producing multi-family properties totaled $74.9 million, or 26.1% of total loans.

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Commercial mortgage loans are originated on both a fixed and adjustable rate basis, generally for terms up to ten years but which can be as long as 20 years. Interest rates and payments on the Company’s adjustable loans adjust every three, five or seven years and generally are adjusted to a rate equal to a specified percentage above the corresponding Federal Home Loan Bank of Boston Classic borrowing rate. Most adjustable-rate commercial real estate loans adjust every five years and amortize over a 25 year term. Loan amounts do not generally exceed 75% of the property’s appraised value at the time the loan is originated but may be made up to 80% of appraised value on an exception basis.

The Company focuses its origination efforts on small- and mid-size owner occupants and investors in our market area seeking loans between $500,000 and $5.0 million. Commercial real estate loans are generally secured by properties used for business purposes such as office buildings, warehouses, retail facilities and apartment buildings. The Company occasions buys and sells participation interest in commercial real estate loans with other financial institutions located primarily in Massachusetts.

Construction Loans

Historically, Randolph Bancorp has engaged in a limited level of construction and land lending, typically as a service to customers. However, the Company has made construction loans on a limited basis over the last several years as part of the effort to more fully develop a broad-based community banking franchise and to increase asset yields. As of December 31, 2015, construction loans totaled $7.8 million, equal to 2.7% of total loans. Construction loans are interest-only during the construction phase and typically convert to a long term mortgage loan at completion. The Company’s loan policy dictates a minimum equity contribution by the borrower of 10-30% depending on the loan type and an end loan-to-value ratio not greater than 75% for commercial construction loans and 80% for owner occupied residential construction loans

Commercial and Industrial Loans

C&I loans represent have not historically been a significant element of the loan portfolio although Randolph Bancorp will be seeking to expand this portfolio modestly in the future. As of December 31, 2015, C&I loans totaled $2.0 million, equal to 0.7% of the loan portfolio. The Company offers commercial loans to sole proprietorships, professional partnerships and various other small businesses. Such loans may be either secured or unsecured to customers in the local market area, typically for the purpose of financing equipment acquisition, expansion, working capital and other general business purposes. The terms of credit lines are generally one year but may be extended at the option of the Company; C&I term loans may be for periods of up to seven years. The loans are either negotiated on a fixed-rate basis or carry adjustable interest rates indexed to the Wall Street Journal Prime rate.

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Consumer Loans

Diversification into consumer lending is relatively limited for Randolph Bancorp (and First Eastern). Consumer loans originated by Randolph Bancorp include auto and other secured loans such on deposits and unsecured personal loans on a limited basis. At December 31, 2015, consumer loans totaled $2.6 million, equal to 0.9% of total loans.

Asset Quality

One of the Company’s key operating objectives has been to maintain strong asset quality. In this regard, the Company’s asset quality deteriorated in connection with the 2007 – 2011 economic recession, resulting in an increase in the level of NPAs and related losses, with asset quality problems concentrated in both the residential and commercial mortgage portfolios. However, as previously described, management taking significant steps to improve the underwriting of loans, as well as the monitoring of asset quality. The Company has strengthened underwriting and administration standards while employing senior management and loan officers experienced in identifying, evaluating, and documenting good credit risks. As shown in Exhibit I-13, NPAs, inclusive of performing troubled debt restructurings (“TDRs”) as a percent of assets equaled 6.20% of assets as of December 31, 2011, and have declined to 1.82% as of December 31, 2015. Excluding TDRs, the NPA/Assets ratio peaked at 2.00% in fiscal 2011, and declined to less than 1% to equal 0.67% of assets as of December 31, 2015, consisting of non-accruing loans ($2.1 million), and other real estate owned (“OREO” of $0.5 million). As of December 31, 2015, substantially all of the Company’s NPAs were secured by residential mortgage loans as all of the commercial secured non-accrual loans have been resolved.

As shown in Exhibit I-13A, First Eastern has maintained strong asset quality as NPAs totaled $618 as of December 31, 2015, equal to 0.94% of assets.

To track asset quality and the adequacy of valuation allowances, Randolph Bancorp has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed monthly by senior management and presented to the Board monthly. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of December 31, 2015, Randolph Bancorp maintained an ALLL balance of $3.2 million, equal to 1.12% of net loans receivable and 156.62% of non-performing loans. As of December 31, 2015, First Eastern maintained valuation allowances of $563,000, equal to 1.66% of net loans receivable and 92.75% of non-performing loans.

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Funding Composition and Strategy

Deposits have consistently served as the Company’s primary source of funds and at December 31, 2015, deposits accounted for 89.9% of Randolph Bancorp’s funding liabilities. Exhibit I-14 sets forth the Company’s deposit composition for the past three years (average basis) and Exhibit I-15 provides the interest rate and maturity composition of the CD portfolio at December 31, 2015. The Company’s deposit composition has remained relatively stable in recent periods with only modest shifts occurring related to declining balances of savings accounts and CDs while money market and non-interest bearing checking accounts have realized modest growth. Short-term CDs (CDs scheduled to mature in one year or less) accounted for 52.8% of the Company’s CDs at December 31, 2015. As of December 31, 2015, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $19.6 million or 23.6% of total CDs. The Company’s deposit base did not include any brokered deposits at December 31, 2015.

Exhibit I-14A sets forth First Eastern’s deposit composition for the past three fiscal years. As of December 31, 2015, deposits held by First Eastern totaled $34.8 million and accounted for 68.7% of First Eastern’s funding liabilities. First Eastern’s deposits are generated through a single office location in downtown Boston and as a result, reflect a relatively high level of checking accounts equal to 38.2% of total deposits as of December 31, 2015. The balance of First Eastern’s deposit base was comprised of CDs (36.2% of deposits) and smaller balances of savings and money market accounts. Short-term CDs (CDs scheduled to mature in one year or less) accounted for 79.4% of First Eastern’s CDs at December 31, 2015. As of December 31, 2015, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $9.5 million, or 75.1% of total CDs.

Borrowings serve as an alternative funding source for Randolph Bancorp to support loan growth and management of funding costs and interest rate risk. Borrowings held by the Company at December 31, 2015 consisted of $34.9 million of FHLB fixed rate term and amortizing advances with maturities extending through 2018. Exhibit I-16 provides detail of the Company’s borrowing activities for the past three years and reflects the growth in the outstanding balance of borrowed funds as deposits have diminished, partially as a result of the sale of the two Rhode Island branch offices, which increased the need for wholesale funding sources.

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FHLB advances and FHLB repurchase agreements constitute the sole source of borrowings held by First Eastern, which totaled $15.9 million at December 31, 2015. FHLB advances held by First Eastern Bancorp consist of short-term and long-term advances with fixed rate laddered maturities, primarily through year 2020.

Subsidiaries

Randolph Savings Bank has five wholly-owned subsidiaries. Cabot Security Corporation is a Massachusetts securities corporation formed to hold certain of the Bank’s investment securities for tax purposes. Randolph Investment Company, Inc., Randolph Investment II Company, Inc. and Randolph Investment III Company, Inc. are Massachusetts corporations formed to hold certain real estate owned assets. Randolph Holding RI II, LLC is a Rhode Island limited liability company formed to hold the lease on the Bank’s former Cranston, Rhode Island property.

First Eastern has three wholly-owned subsidiaries including First Eastern Mortgage Corporation (inactive), Prime Title Services Corporation and First Realty Acquisition Corp., all of which are related to the operation of its mortgage banking operations or ancillary products and services.

Legal Proceedings

The Company and First Eastern Bankshares Corporation are involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by their respective managements to be immaterial to the financial conditions of the Company and First Eastern.

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II. OPERATING ENVIRONMENT AND MARKET AREA

Introduction

Randolph Bancorp conducts operations out of a corporate headquarters in Stoughton, Massachusetts, five full service branch office locations and two lending centers. All of the Company’s facilities, except for a loan production office in Bristol County, are located in Norfolk County, which is located directly south of the city of Boston, Massachusetts. The county includes twenty-eight eastern Massachusetts communities, all of which are residential suburbs of Boston. Norfolk County is also the wealthiest county in Massachusetts, indicative of a strong economy relative to other nearby areas. Randolph’s Bancorp pending acquisition of First FSB of Boston will result in the addition of a single retail branch office location in downtown Boston (Suffolk County), a lending center/back-office operation in Andover, Massachusetts (Essex County) and seven other loan production offices concentrated in eastern Massachusetts. While these locations will expand the Company’s lending operations to more effectively cover the greater Boston metropolitan area and all of eastern Massachusetts, the retail depository operations of the Company will continue to be concentrated in the region to the south of the city of Boston, in particular Norfolk County. Upon completion of this transaction, Randolph Bancorp is targeting to originate over $500 million, annually in new residential mortgage loans.

The Company focuses on providing personal service while meeting the needs of its retail and business customer base, emphasizes personalized banking services to retail customers and offers a broad array of deposit services including demand deposits, regular savings accounts, money market deposits, certificates of deposit and individual retirement accounts. Lending operations are focused on real estate secured lending, including residential mortgage lending/mortgage banking and real estate secured commercial lending.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the regional markets, particularly the future growth and stability of the regional economy, and the nature and intensity of the competitive environment for financial institutions. These factors outlined herein have been considered in the analysis of the Company’s pro forma market value.

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National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the financial services industry and the economy as a whole. Since the end of the “great recession” in 2009, the national economy has recorded modest growth rates, in terms of gross domestic product (“GDP”), ranging from a low of 1.6% in calendar year 2011 to a high of 2.5% in calendar year 2010. GDP growth was 2.2% for calendar year 2015 and projected to equal 2.6% in 2016, indicating positive, yet modest growth for the US economy. As a result of the recession, 7.0 million jobs were lost as the economy shrank and consumers cut back on spending, causing a reduction in the need for many products and services. Total personal wealth declined notably due to the housing crisis and the drop in real estate values. The economy has recorded slow, but steady job growth since reaching a low in early 2010, with 7.2 million jobs added to the economy through the end of 2014, resulting in an all-time high in the number of jobs in the United States. Employment growth was particularly strong in calendar year 2015, with 2.49 million jobs created. As of December 31, 2015, the total civilian employment base totaled 149.9 million.

Reflecting the ongoing Federal Reserve policy of limiting inflation, since calendar year 2010 the national annualized inflation rate has ranged from a low of 1.47% in 2013 to a high of 3.16% for 2011. These figures are somewhat lower than longer term averages. The national inflation rate was 1.62% for 2014, and averaged 0.5% through the 12 months ended November 2015, indicating a continuation of the modest inflationary environment in the current year. Indicating a level of continued improvement, the national unemployment rate equaled 5.0% as of December 2015, a decline from 5.6% as of December 2014 and from 6.7% as of December 2013. The Federal Reserve has indicated that it will continue efforts to stimulate growth in the economy, through raising interest rates. The previous strategy of fiscal stimulus through the purchasing of housing related assets from the private sector has been ended. Higher interest rates are expected to remain a focus in order to support the stock market.

The major stock exchange indices have continued to record positive results since the end of the recession in 2009, with the Dow Jones Industrial Average (“DJIA”) recording increases in each year through 2013 and double digit increases in calendar years 2009 and 2013. Economic growth, along with improved corporate profits through increased efficiencies has resulted in the higher stock index values. There has been notable period-to-period volatility based on various internal and external (worldwide) events. Since reaching a low of 6,547 in the first quarter of 2009, the DJIA has increased by approximately 170%, while the other major stock indices have

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also increased substantially. As an indication of the changes in the nation’s stock markets over the last 12 months, on December 31, 2015, the DJIA closed at 17,425.03, a decrease of 2.3% from December 31, 2014, and the NASDAQ Composite Index closed at 5,007.41 an increase of 5.4% over the same time period. The S&P 500 closed at 2,043.94 on December 31, 2015, a decrease of 0.7% from December 31, 2014.

Regarding factors that most directly impact the banking and financial services industries, the residential real estate industry has to a large extent recovered from the 2007-2009 housing crisis and recession. Following a relatively slow recovery through early 2012, since that time the number of housing foreclosures has remained modest, new and previously-owned home sales have increased, and residential housing prices have recorded double-digit increases in most metropolitan areas of the country. Home builders continue to report rising levels of activity for new home construction. The Mortgage Bankers Association (the “MBA”) predicts existing home sales in 2016 will increase by 5.0% from 2015 levels, and new home sales to increase by 17.0% in 2016 from levels in 2015. The MBA forecast also showed overall increases in the median sale prices for new and existing homes for 2016. Total mortgage production is forecasted to decline to $1.3 trillion in 2016 from $1.5 trillion in 2015. The commercial real estate market has also generally improved in terms of sales activity, lease terms and vacancy rates. However, recent market sentiment indicates that rising commercial real estate valuations coupled with low interest rates have created large demand for commercial real estate assets. As a result, regulators are watching the market closely as a recent Federal Reserve report highlighted the fact that valuation pressures in commercial real estate are rising as commercial property prices continue to increase rapidly. Other industry viewpoints include valuation expectations for the commercial real estate industry will be more moderate for 2016. The Sentiment Index, released by the Real Estate Roundtable, surveys commercial real estate executives on various market indicators. The results of this survey reflect that conditions are generally good, though there are concerns about global instability, rising interest rates, and the sense that growth opportunities may be getting harder to find at this stage in the cycle.

Based on the consensus outlook of nearly 63 economists surveyed by The Wall Street Journal in December 2015, the U.S. economy is poised for stronger growth in 2016, with GDP growth at 2.2% for yearend 2015, due to lower gas prices, a tighter job market and expectation of steady wage gains. The forecast reveals the U.S. economy should grow at a similar pace of 2.6% in 2016. Most of the economists expect that the unemployment rate will continue to steadily decline, from 5.0% in December 2015 to 4.8% by June 2016, and is forecasted to fall to 4.7% by

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the end of 2016, which would be the lowest jobless rate since April 2008. On average, the economists expect the Federal Reserve to further raise its target rate in first quarter of 2016, and forecast an increase in 10-year Treasury yield to 2.86% by the end of 2016. Inflation pressures were forecasted to remain below 2.1% through the end of 2016 and the price of oil was expected to level up to approximately $50 a barrel through the end of 2016.

Interest Rate Environment

The Federal Reserve manages interest rates in order to promote economic growth and to avoid inflationary periods. The Fed has maintained a historically low interest rate environment since calendar year 2008 in reaction to the national recession and housing crisis and as an attempt to stimulate the housing market and overall economy. As of January 2009, the Discount Rate had been lowered to 0.50%, and the Federal Funds rate target was 0.00% to 0.25%. In February 2010, the Fed increased the discount rate to 0.75%, reflecting a slight change to monetary strategy. The effect of the interest rate decreases since mid-2008 has been most evident in short term rates, which decreased more than longer term rates, increasing the slope of the yield curve. The low interest rate environment has been maintained as part of a strategy to stimulate the economy by keeping both personal and business borrowing costs as low as possible. The strategy has achieved its goals, as borrowing costs for residential housing have been at historical lows, and the prime rate of interest remains at a low level.

As of December 31, 2015, one- and ten-year U.S. government bonds were yielding 0.65% and 2.27%, respectively, compared to 0.25% and 2.17% as of December 31, 2014. The overall low interest rates has had an unfavorable impact on the net interest margins of many financial institutions, as they rely on a spread between the yields on longer term assets and the costs of shorter term funding sources. In the last couple of years, asset yields have continued to decline, while material reductions in liability costs have ceased, resulting a gradual reduction in yield/cost spreads for many institutions. In addition, institutions who originate substantial volumes of prime-based loans have also given up yield as the prime rate declined from 5.00% as of June 30, 2008 to 3.25% as of December 31, 2008. This low interest rate environment, along with continued competition in the industry for quality loans, has placed downward pressure on net interest margins. However, most recently, the poor performance of the stock market contributed to interest rates edging lower ahead of the Federal Reserve’s mid-December meeting, which was followed by a spike up in interest rates as the Federal Reserve raised its federal funds target rate by 25 basis points as expected. Following the rate hike by the Federal Reserve, long-term Treasury yields stabilized through the second half of December.

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Primary Market Area Overview

The primary market area for business operations is the eastern portion of the Commonwealth of Massachusetts, which includes the Boston metropolitan statistical area (the “Boston MSA”). To a much lesser extent, the Company conducts business (primarily lending) in contiguous areas. Eastern Massachusetts is a relatively well-developed area settled in the early part of the country’s history that has a wide range of new and old housing and commercial building stock. Geographically, the market area covers a small area, and thus the Company’s current branch office network provides access to a material portion of the statewide population base. Such operations are essentially limited to the southern portion of the Boston MSA (the region containing all of the Company’s offices) and the southeastern region of Massachusetts.

The market area served by the Company, characterized primarily as the Boston MSA, has a highly developed and diverse economy, with the region’s many colleges and universities serving to attract industries in need of a highly skilled and educated workforce. Healthcare, high-tech and financial services companies constitute major sources of employment in the regional market area, as well as the colleges and universities that populate the Boston MSA. Tourism also is a prominent component of market area’s economy, as Boston annually ranks as one of the nation’s top tourist destinations.

Randolph Bancorp holds a small market share of deposits in the primary market area, given its asset size, number and size of competitors and the overall population base, and thus has potential for additional growth. Similar to other areas of the country, Randolph Bancorp operates in a competitive environment and competes with a number of national, regional and locally-based financial institutions. In addition, the Company faces competition from mortgage banking companies, consumer finance companies, investment houses, mutual funds, insurance companies and other financial intermediaries. Competitive factors have intensified with the growth of electronic delivery systems.

Market Area Demographics

As shown in Table 2.1, Norfolk County, where all of the Company’s branches are located, reported a population of 696,000 as of 2015, has increased over the last five years at a 0.7% annual rate and is projected to continue to increase at the same rate over the next six years.

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Suffolk County witnessed the highest growth level since 2010, reaching a population of 770,000 in 2015. Boston MSA’s population size reached 4.7 million in 2015, increasing at a 0.8% annual rate over the past five years. These growth rates are in line with recent and expected statewide and national population growth rates. This represents a favorable statistic for financial institutions such as Randolph Bancorp, as the demand for personal financial services may likely improve in the near term future. Additional detail regarding the demographic trends of the local market has been included in Table 2.1.

Similar to the population trends noted above, the number of households also recorded an increase in Norfolk County from 2010 to 2015, with the growth rate of 0.7% while Boston MSA’s household growth rate was slightly higher at 0.9%, reflecting a nationwide trend towards smaller household sizes. Households are also projected to increase at the same rate over the next five years. Norfolk County’s historical and projected changes in households were also similar to the levels reported by the state of Massachusetts and the United States. The population base in Norfolk County is also somewhat older than Massachusetts and the nation, as Norfolk County reported a lower proportion of residents between the ages of 0 and 34, and a higher proportion of residents above 34 years of age, as compared to state and nationwide aggregates.

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Table 2.1

Randolph Bancorp

Summary Demographic Data

	Year			Growth Rate
	2010	2015	2021	2010-2015	2015-2021
				(%)	(%)
Population (000)
USA	308,746	319,460	334,342	0.7%	0.8%
Massachusetts	6,548	6,759	7,045	0.6%	0.7%
Boston-Cambridge-Newton, MA-NH	4,552	4,743	4,984	0.8%	0.8%
Norfolk, MA	671	696	724	0.7%	0.7%
Suffolk, MA	722	770	823	1.3%	1.1%

Households (000)
USA	116,716	121,099	127,049	0.7%	0.8%
Massachusetts	2,547	2,639	2,763	0.7%	0.8%
Boston-Cambridge-Newton, MA-NH	1,761	1,843	1,947	0.9%	0.9%
Norfolk, MA	258	268	279	0.7%	0.7%
Suffolk, MA	293	314	339	1.4%	1.3%

Median Household Income ($)
USA	NA	53,706	59,865	NA	1.8%
Massachusetts	NA	67,928	74,828	NA	1.6%
Boston-Cambridge-Newton, MA-NH	NA	73,624	82,655	NA	1.9%
Norfolk, MA	NA	85,104	96,220	NA	2.1%
Suffolk, MA	NA	52,021	63,123	NA	3.3%

Per Capita Income ($)
USA	NA	28,840	32,569	NA	2.0%
Massachusetts	NA	37,604	42,186	NA	1.9%
Boston-Cambridge-Newton, MA-NH	NA	40,562	45,724	NA	2.0%
Norfolk, MA	NA	45,771	51,601	NA	2.0%
Suffolk, MA	NA	33,537	40,414	NA	3.2%

	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55-69 Yrs.	70+ Yrs.
2015 Age Distribution (%)
USA	19.1	27.2	26.3	17.6	9.8
Massachusetts	16.8	27.4	27.0	18.4	10.4
Boston-Cambridge-Newton, MA-NH	16.9	27.9	27.4	18.0	9.8
Norfolk, MA	17.2	24.7	28.0	18.9	11.1
Suffolk, MA	15.2	38.7	24.7	13.7	7.7

	Less Than 25,000	$25,000 to 50,000	$50,000 to 100,000	$100,000+
2015 HH Income Dist. (%)
USA	23.5	23.9	29.8	22.8
Massachusetts	20.3	18.3	28.4	33.0
Boston-Cambridge-Newton, MA-NH	18.4	17.2	27.8	36.6
Norfolk, MA	14.9	15.4	26.9	42.7
Suffolk, MA	30.0	18.7	26.3	25.0

Source:	SNL Financial, LC.

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Page II.8

Reflecting the above mentioned high levels of personal income, Norfolk County’s median household income was notably higher than both the statewide and nationwide averages. Similarly, per capita income levels were highest in Norfolk County, indicative of the more urban nature of the county as well as the wealth of the market. Median household income in Norfolk County equaled $85,104 in 2015, while the state’s median income was $67,928. Projected increases in median household income and per capita income for Norfolk County surpass the projected rates for the state and nation over the next six years, indicating a continuation of a high level of financial strength to the area. As for the Boston metropolitan area, per capita income levels reached $40,562, higher than both statewide and nationwide income levels, yet still below Norfolk County. Household income distribution figures presented in Table 2.1 support these higher income statistics, as Norfolk County maintained a significantly higher percentage of households with income higher than $100,000. .. For example, 42.7% of the residents of Norfolk County reported incomes in excess of $100,000, versus 33.0% for the Commonwealth of Massachusetts and 22.8% for the nation. Annual growth in income through 2021 is projected to be higher in Norfolk County versus the state and nation, providing further indication of an attractive market area in terms of deposit gathering and overall levels of banking activities.

Primary Market Area Employment Sectors

Table 2.2 provides an overview of employment by economic sector for the Commonwealth of Massachusetts, Boston Metropolitan Area, Norfolk County, and Suffolk County (county seat of Boston city). As shown, Massachusetts, Boston MSA, Norfolk County and Suffolk reported the largest proportions of employment in services, wholesale/retail trade, finance and construction, indicative of a relatively diversified employment base. Norfolk County recorded a higher level of construction and healthcare employment than Massachusetts. Overall, the distribution of employment exhibited in the primary market area is indicative of a diverse economic environment, and the employment base is thus not deemed to be overly dependent on a single economic sector.

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Table 2.2

Randolph Bancorp

Primary Market Area Employment Sectors

(Percent of Labor Force)

Employment Sector	Massachusetts	Boston MSA	Norfolk County	Sufolk County

Services	35.4%	36.21%	35.1%	41.18%
Wholesale/Retail Trade	25.7%	4.75%	25.1%	4.24%
Finance/Insurance/Real Estate	10.6%	2.86%	11.6%	2.53%
Construction	8.1%	25.13%	8.6%	23.25%
Healthcare	4.8%	11.03%	5.5%	14.24%
Manufacturing	3.6%	3.58%	3.3%	2.24%
Government	3.4%	7.90%	2.4%	3.61%
Transportation/Utility	3.0%	0.84%	2.7%	1.02%
Agriculture	2.2%	2.89%	2.3%	3.15%
Communications	0.8%	2.02%	0.9%	0.63%
Other	2.4%	2.8%	2.6%	3.9%

	100.0%	100.0%	100.0%	100.0%

Source:	SNL Financial, LC.

Major Market Area Employers

Table 2.3 below presents a list of the major employers in the Boston MSA and more specifically for Norfolk County. As shown, the specific companies include various economic sectors such as health care, education, services, retail and technology. These economic sectors generally contain higher-income jobs that provide support for the local economy.

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Page II.10

Table 2.3

Randolph Bancorp

Market Area Largest Employers

Company/Institution	Industry	Employees

Boston MSA
Massachusetts General Hospital	Health Care	14,752
Brigham and Women’s Hospital	Health Care	11,229
Boston University	Higher Education	9,783
Children’s Hospital, Boston	Health Care	7,903
State Street Bank & Trust Co	Finance and Insurance	7,800
Beth Israel Deaconess Med. Center	Health Care	6,695
Fidelity	Finance and Insurance	5,500
Harvard University	Higher Education	5,132
Northeastern University	Higher Education	4,484
Boston Medical Center	Health Care	4,217
Boston College	Higher Education	4,122
Tufts Medical Center	Health Care	3,692
Dana-Farber Cancer Institute	Health Care	3,607
John Hancock	Finance and Insurance	3,430

Norfolk County, MA (>1,000 Employees)
Advantage Resourcing	Mercer Human Resources Cnsltng
Analog Devices Inc	Norwood Hospital
Apollo International	Quincy Medical Ctr
Boston Financial Data Svc Inc	Reebok International Ltd
Braintree Town	South Shore Hospital Gift Shop
Dedham Medical Ctr	Stop & Shop Supermarket Co LLC
Dunkin’ Brands Group Inc	Sun Financial Group
Harvard Pilgrim Healthcare	Sun Life Financial
Hollingsworth & Vose Co	Team Ops LLC
Invensys Systems	Walters Jewelry Inc
Justice Resource Institute Inc	Whirlpool Corp
Matsol

Source:	Boston Redevelopment Authority, 2013.

Source:	MA Office of Labor Workforce and Development, 2016.

Market Area Unemployment Data

Comparative unemployment rates for Boston MSA, Norfolk County, Suffolk County as well as for the U.S. and the Commonwealth of Massachusetts are shown in Table 2.4. The unemployment data reveals that the respective November 2015 unemployment rates for Norfolk County and Massachusetts of 4.0% and 4.5% were lower than the U.S. unemployment rate of 4.8%, indicating a somewhat more favorable economic environment. This data indicates that the

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Company’s local market area is experiencing somewhat stronger demand for employees in its local economy. The unemployment rate is also impacted by the growth rate in population (and labor force) within Norfolk County, Suffolk County and the greater Boston MSA. Paralleling the state and national trends which reflect a gradually improving economy and employment situation, the unemployment rates in Massachusetts, Boston MSA, Norfolk County and Suffolk County decreased over the past 12 months.

Table 2.4

Randolph Bancorp

Unemployment Trends

	Unemployment Rate		Net
Region	Nov. 2014	Nov. 2015	Change
USA	5.5%	4.8%	-0.7%

Massachusetts	5.0%	4.5%	-0.5%
Boston-Cambridge-Newton, MA-NH	4.5%	4.1%	-0.4%
Norfolk, MA	4.4%	4.0%	-0.4%
Suffolk, MA	4.7%	4.3%	-0.4%

Source:	SNL Financial, LC.

Deposit Trends and Competition

The competitive environment for financial institution products and services on a national, regional and local level can be expected to become even more competitive in the future. Consolidation in the banking industry provides economies of scale to the larger institutions, while the increased presence of investment options provides consumers with attractive investment alternatives to financial institutions.

Table 2.5 displays deposit market trends and deposit market share, respectively, for commercial banks and savings institutions for the Commonwealth of Massachusetts and the Company’s market area of Norfolk County and Boston MSA from June 30, 2010 to June 30, 2015. Deposit growth trends are important indicators of a market area’s current and future prospects for growth. Massachusetts’s financial institution deposits increased at an annualized rate of 12.6% over the five year time period shown in Table 2.5, with commercial banks increasing deposits at an annual rate of 19.3%, while savings and loan associations recorded an annual decline of 4.8%, primarily due to the acquisition of certain savings institutions by commercial banks. Commercial banks dominate the deposit market in Massachusetts, and as of June 30, 2015, commercial banks held a market share of 83.9% of total bank and thrift deposits.

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Within Norfolk County, the table indicates that total deposits from 2010 to 2015 increased at an annual rate of 5.6%, a much slower growth rate than the state as a whole. The specific data indicated that most competitors in the county experienced increases in deposits over the five year period, indicating a level of strength to the general economic, demographic and banking environment. Randolph Bancorp recorded an increase in deposits at an annual rate of 2.9%, while savings institutions overall recorded an annualized increase of 3.4% in the same time period. As of June 30, 2015, the Company’s deposit market share of total Norfolk County deposits was 1.3%, a decline from 1.5% as of June 30, 2010.

Randolph Bancorp’s deposit market share figure is representative of the overall size of the deposit base in Norfolk County (within Boston MSA), and the Company’s overall size. While future deposit gains and market share gains may be likely given the low current market share, the competitive environment has proven to be significant. The Company’s ability to raise deposits is also impacted by the number of office locations and its relative equity position. As of June 30, 2015, there were 46 banks and thrifts operating within Norfolk County.

Table 2.5

Randolph Bancorp

Deposit Summary

	As of June 30,
	2010			2015			Deposit
	Deposits	Market Share	No. of Branches	Deposits	Market Share	No. of Branches	Growth Rate 2010-2015
			(Dollars in Thousands)				(%)

Massachusetts	$205,201,264	100.0%	2,217	$371,438,781	100.0%	2,191	12.6%
Commercial Banks	128,910,606	62.8%	1,005	311,660,304	83.9%	1,439	19.3%
Savings Institutions	76,290,658	37.2%	1,212	59,778,477	16.1%	752	-4.8%

Boston-Cambridge-Newton, MA-NH	$169,838,385	100.0%	1,517	$328,769,848	100.0%	1,516	14.1%
Commercial Banks	131,490,841	77.4%	964	291,775,515	88.7%	1,108	17.3%
Savings Institutions	38,347,544	22.6%	553	36,994,333	11.3%	408	-0.7%
Randolph Savings Bank	268,615	1.5%	5	309,215	0.1%	5	2.9%

Norfolk County	$17,794,472	100.0%	244	$23,347,761	100.0%	245	5.6%
Commercial Banks	12,865,902	72.3%	169	17,526,581	75.1%	170	6.4%
Savings Institutions	4,928,570	27.7%	75	5,821,180	24.9%	75	3.4%
Randolph Savings Bank	268,615	1.5%	5	309,215	1.3%	5	2.9%

Suffolk County	$83,133,298	100.0%	225	$215,485,770	100.0%	226	21.0%
Commercial Banks	74,970,941	90.2%	149	211,622,918	98.2%	193	23.1%
Savings Institutions	8,162,357	9.8%	76	3,862,852	1.8%	33	-13.9%

Source:	FDIC.

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Page II.13

Competition

The Company faces notable competition in both deposit gathering and lending activities, including direct competition with several financial institutions that primarily have a local or regional presence. Securities firms, credit unions, and mutual funds also represent major sources of competition in raising deposits. In many cases, these competitors are also seeking to provide some or all of the community-oriented services as Randolph Bancorp. With regard to lending competition, the Company encounters the most significant competition from the same institutions providing deposit services. In addition, the Company competes with mortgage companies, independent mortgage brokers, and credit unions in originating mortgage loans. Some of Randolph’s Bancorp largest competitors include Bank of America, Citizens Financial Group, Banco Santander and Needham Bank. Competitive pressures will also likely continue to build as the financial services industry continues to consolidate and as non-bank financial services providers continue to proliferate. Table 2.6 lists the Company’s largest competitors in the market area counties, based on deposit market share as noted parenthetically.

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Page II.14

Table 2.6

Randolph Bancorp

Market Area Deposit Competitors

Location	Name	Market Share	Rank

Boston-Cambridge-Newton, MA-NH	Bank of America Corp. (NC)	28.11%
	Citizens Financial Group Inc. (RI)	13.89%
	Bank of New York Mellon Corp. (NY)	8.04%
	Banco Santander	7.50%
	Toronto-Dominion Bank	4.56%
	Eastern Bank Corp. (MA)	3.54%
	First Repub Bank (CA)	2.22%
	Independent Bank Corp. (MA)	2.17%
	Boston Private Financial (MA)	1.73%
	Randolph Bancorp (MA)	0.17%	53 out of 121

Norfolk County, MA	Bank of America Corp. (NC)	21.05%
	Citizens Financial Group Inc. (RI)	16.01%
	Banco Santander	5.86%
	Needham Bank (MA)	5.31%
	Brookline Bancorp Inc. (MA)	5.31%
	Independent Bank Corp. (MA)	5.02%
	Dedham Institution for Savings (MA)	4.26%
	Toronto-Dominion Bank	3.24%
	Eastern Bank Corp. (MA)	2.98%
	Randolph Bancorp (MA)	1.30%	18 out of 46

Suffolk County, MA	Bank of America Corp. (NC)	40.08%
	Bank of New York Mellon Corp. (NY)	17.48%
	Citizens Financial Group Inc. (RI)	15.21%
	Banco Santander	9.28%
	First Repub Bank (CA)	4.60%

Source:	SNL Financial LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.1

III. PEER GROUP ANALYSIS

This section presents an analysis of Randolph Bancorp’s operations versus a group of comparable savings institutions (the “Peer Group”) selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Randolph Bancorp is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments to account for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Randolph Bancorp, individually or as a whole, key areas examined for differences to determine if valuation adjustments are appropriate were in the following areas: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and, effect of government regulations and regulatory reform.

Our comparative analysis of Randolph Bancorp and the Peer Group took into consideration the pro forma impact of the acquisition of First Eastern Bankshares Corporation (i.e., we assumed the Acquisition was completed but the financial data did not incorporate the pro forma impact of the Conversion). Such data was derived from the prospectus and RP Financial calculations.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only publicly-traded thrifts whose common stock is either listed on a national exchange (NYSE or AMEX) or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than “non-listed thrifts” i.e., those listed on the Over-the-Counter Bulletin Board or Pink Sheets, as well as those that are non-publicly traded and closely-held. Institutions that are not listed on the NYSE or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group the companies under acquisition or subject to rumored acquisition, MHCs, and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. We also excluded those companies that were converted less than one year ago, as their financial results do not reflect a full year of reinvestment benefit and since the stock trading activity is not seasoned. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.2

Ideally, the Peer Group should be comprised of regionally-based institutions with relatively comparable resources, strategies and financial characteristics. There are 77 publicly-traded thrift institutions nationally, which includes 8 publicly-traded MHCs. Given the limited number of public full stock thrifts, it is typically the case that the Peer Group will be comprised of institutions which are not directly comparable, but the overall group will still be the “best fit” peer group. To the extent that key differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for such key differences. Since Randolph Bancorp will be a full stock public company upon completion of the Conversion, we considered only full stock companies to be viable candidates for inclusion in the Peer Group, excluding those in MHC form.

Based on the foregoing, from the universe of publicly-traded thrifts, we selected eleven institutions with characteristics similar to those of Randolph Bancorp. The Peer Group selection process focused on companies with similar assets sizes, similar geographic region characteristics, and relatively high tangible equity/assets ratios. We believe these characteristics are given significant weight by investors in evaluating Randolph Bancorp and similarly situated institutions. In the selection process, we applied two “screens” to the universe of all public companies that were eligible for consideration:

•	Screen #1: Mid-Atlantic and New England Institutions. Given the impact of the regional market on investors’ perception of a financial institution’s value, we first looked to publicly traded thrifts in the northeastern U.S including both New England and Mid-Atlantic region with relatively smaller asset sizes of less than $1 billion.

A total of 15 institutions met the foregoing criteria and 11 were selected for inclusion in the Peer Group. Four companies were excluded from the Peer Group for a variety of reasons which included the following:

•	MSB Financial Corp. of New Jersey completed its second step conversion transaction within the last 12 months;

•	Carver Bancorp of New York City was an urban-based minority owned and operated financial institution which differed significantly from Randolph Bancorp suburban Boston markets;

•	Elmira Savings Bank in upstate New York was significantly more leveraged than the Company, particularly after Randolph Bancorp completes the Conversion. Additionally, intangible assets were a significant component of Elmira Savings Bank’s equity.

•	Malvern Bancorp has an activist shareholder which appears to have skewed its pricing ratios upward to levels more closely approximating a sale of control value.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.3

Table 3.1 shows the general characteristics of each of the eleven Peer Group companies, and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Randolph Bancorp, we believe that the Peer Group companies, on average, provide a good basis for the valuation subject to valuation adjustments. The following sections present a comparison of Randolph Bancorp’s financial condition, income and expense trends, loan composition, interest rate risk, and credit risk versus the Peer Group, as of the most recent publicly available date.

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies is detailed in the following pages.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.4

Table 3.1

Peer Group of Midatlantic and New England Publicly-Traded Thrifts

As of December 31, 2015 or The Most Recent Date Available

										As of February 12, 2016
Ticker	Financial Institution	Exchange	Industry	Region	City	State	Total Assets	Offices	Fiscal Mth End	Stock Price	Market Value
							($Mil)			($)	($Mil)

BYBK	Bay Bancorp, Inc.	NASDAQ	Thrift	MA	Columbia	MD	$491	13	Dec	$4.70	$51.92
CBNK	Chicopee Bancorp, Inc.	NASDAQ	Thrift	NE	Chicopee	MA	$679	9	Dec	$18.00	$93.79
CWAY	Coastway Bancorp, Inc.	NASDAQ	Thrift	NE	Warwick	RI	$528	11	Dec	$12.44	$60.44
GTWN	Georgetown Bancorp, Inc.	NASDAQ	Thrift	NE	Georgetown	MA	$296	3	Dec	$19.40	$35.47
HBK	Hamilton Bancorp, Inc.	NASDAQ	Thrift	MA	Towson	MD	$368	5	Mar	$14.07	$48.08
MELR	Melrose Bancorp, Inc.	NASDAQ	Thrift	NE	Melrose	MA	$224	1	Dec	$15.00	$42.44
PBHC	Pathfinder Bancorp, Inc.	NASDAQ	Thrift	MA	Oswego	NY	$623	18	Dec	$12.04	$52.39
PBIP	Prudential Bancorp, Inc.	NASDAQ	Thrift	MA	Philadelphia	PA	$523	7	Sep	$15.31	$126.16
SVBI	Severn Bancorp, Inc.	NASDAQ	Thrift	MA	Annapolis	MD	$762	4	Dec	$5.01	$50.53
WEBK	Wellesley Bancorp, Inc.	NASDAQ	Thrift	NE	Wellesley	MA	$621	5	Dec	$18.37	$45.24
WVFC	WVS Financial Corp.	NASDAQ	Thrift	MA	Pittsburgh	PA	$330	6	Jun	$11.74	$23.94

Source:	SNL Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.5

•	Bay Bancorp, Inc. of Maryland. Comparable due to the emphasis on mortgage lending including both residential and commercial mortgage lending. Overall earnings at Bay Bancorp are comparatively modest (0.40% ROAA) which coupled with a strong capital level, provides for a modest return on equity.

•	Chicopee Bancorp, Inc. of Massachusetts. Comparable due to its Massachusetts location, similar asset size, similar size of branch network, similar interest-bearing funding composition, comparatively modest earnings levels

•	Coastway Bancorp, Inc. of Rhode Island. Comparable due to it southern New England location, similar asset size, similar size of branch network, similar level of capital as it has completed a standard conversion offering early in 2014.

•	Georgetown Bancorp, Inc. of Massachusetts. Comparable due to a completed second-step conversion in 2012, similar interest-bearing funding composition and broadly similar lending orientation. Moreover, Georgetown Bancorp’s primarily market is also within the Boston metropolitan area.

•	Hamilton Bancorp, Inc. of Maryland. Operates in the Baltimore, Maryland metropolitan area and thus, operates in urban and suburban markets within the northeast corridor. Relative to Randolph Bancorp on a pro forma basis, Hamilton Bancorp has a similar level of equity, was reporting a modest operating loss on a trailing 12 month basis, and has a similar loan portfolio composition in terms of the proportion of MBS, residential loans and commercial mortgage loans.

•	Melrose Bancorp, Inc. of Massachusetts. Is highly comparable to the Company in that, while it is smaller in total assets and operates only one retail Banking facility, it operates with a mortgage lending emphasis within the Boston metropolitan area and completed a standard conversion offering at the end of 2014. As a result of the recent conversion offering, Melrose Bancorp’s equity/assets ratio was in excess of 20% and modestly exceeds Randolph Bancorp’s strong level of pro forma capitalization.

•	Pathfinder Bancorp of New York. Comparable due to completed second-step conversion in 2014, although it remains more leveraged than the Company on a pro forma basis. Earnings are modestly higher than the Company’s modest earnings but the loan portfolio investment focused on mortgage lending is similar.

•	Prudential Bancorp, Inc. of Pennsylvania. Operates in the Philadelphia, Pennsylvania metropolitan area and thus, operates in urban and suburban markets within the northeast corridor. An emphasis on residential mortgages and funding through retail deposits are all comparable to the Company.

•	Severn Bancorp, Inc. of Maryland. Operates in the Baltimore, Maryland metropolitan area and is the largest Peer Group company at $762 million of total assets. Severn Bancorp also generates the highest ROA of any of the Peer Group companies although the asset and funding composition is relative similar to Randolph Bancorp.

•	Wellesley Bancorp, Inc. of Massachusetts. Is highly comparable to the Company in that, while it is slightly larger in total assets, it operates 5 banking offices in the Boston metropolitan area and completed its standard conversion offering in early 2012.

•	WVS Financial Corp. of Pennsylvania. This Peer Group company is located in suburban markets in the Pittsburgh metropolitan area. Similarities to the Company its significant investment in residential loans and MBS, albeit there were some differences in the funding structures owing to WVS Financial Corp.’s greater reliance on borrowed funds.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.6

In aggregate, the Peer Group companies maintained a higher tangible equity level, in comparison to the industry median (13.16% of assets versus 12.22% for all non-MHC public companies), and generated a slightly lower level of core profitability (0.41% of assets versus 0.67% for all non-MHC public companies). The Peer Group’s higher tangible equity translated into a lower median core ROE ratio (3.54% for the Peer Group versus 5.24% for all non-MHC public companies), notwithstanding the lower ROA. Overall, the Peer Group’s pricing ratios were relatively similar to all full stock publicly-traded thrifts, as the median price/tangible book (“P/TB”) ratio was at a modest discount to the industry median, while the Peer Group’s price/core earnings (“P/Core”) ratio was at a slight premium to the industry median.

	All Non-MHC Public-Thrifts	Peer Group

Financial Characteristics (Medians)
Assets ($Mil)	$1,006	$523
Market Capitalization ($Mil)	$119.6	$51.86
Tangible Equity/Assets (%)	11.79%	12.55%
Core Return on Average Assets (%)	0.67%	0.43%
Core Return on Average Equity (%)	5.24%	3.63%

Pricing Ratios (Medians)(1)
Price/Core Earnings (x)	17.12x	20.70	x
Price/Tangible Book (%)	106.74%	88.94%
Price/Assets (%)	13.29%	11.47%

(1)	Based on market prices as of February 12, 2016.

The thrifts selected for the Peer Group were relatively comparable to Randolph Bancorp in terms of all of the selection criteria and are considered the “best fit” group. While there are many similarities between Randolph Bancorp and the Peer Group on average, there are some notable differences that lead to the valuation adjustments discussed herein. The following comparative analysis highlights key similarities and differences between Randolph Bancorp and the Peer Group. The financial data presented for Randolph Bancorp includes the estimated pro forma impact of the Acquisition of First Eastern, unless noted otherwise.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.7

Financial Condition

Table 3.2 shows comparative balance sheet measures for Randolph Bancorp and the Peer Group, reflecting balances as of December 31, 2015, or the most recent date available, with Randolph Bancorp’s figures including the acquisition entries of First Eastern. On a reported basis, Randolph Bancorp’s equity-to-assets ratio of 7.47% was below the Peer Group’s median and average equity-to-assets ratios of 13.67% and 12.55%. The Company had a small intangible balance (9 basis points on assets) while the Peer Group’s intangibles averaged 0.30% of assets. On a pro forma basis, Randolph Bancorp’s reported and tangible equity ratios will be bolstered and thus, approximate or exceed the Peer Group’s average and median ratios. Both the Company and the Peer Group currently maintain surpluses with respect to their respective regulatory capital requirements.

The interest-earning assets (“IEA”) composition reflects differences in terms of the proportion of loans, as Randolph Bancorp’s ratio of loans to assets of 77.8% is modestly higher than the Peer Group average and median ratio of 70.36% and 77.70%, respectively. Conversely, Randolph Bancorp’s level of cash and investments, equal to 14.2% of assets, was below the Peer Group average of 25.1%. The relatively high ratio of loans reflects the Company’s recent emphasis on building the loan portfolio with the objective of increasing asset yields and overall earnings. Overall, Randolph Bancorp’s IEA amounted to 92.0% of assets, which was slightly lower than the Peer Group’s average ratio of 95.5%. Both the Company’s and the Peer Group’s IEA ratios exclude BOLI as an interest-earning asset. On a pro forma basis, immediately following the Conversion, a portion of the proceeds will initially be invested into shorter-term investment securities, further increasing the relative proportion of cash and investments for the Company in comparison to the Peer Group over the short term, pending longer term deployment into higher yielding commercial loans. Furthermore, the IEA ratio for the Company will improve modestly with the completion of the Conversion.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.8

Table 3.2

Balance Sheet Composition and Growth Rates

Comparable Institution Analysis

As of December 31, 2015 or the Most Recent Date Available

			Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital
			Cash & Equivalents	MBS & Invest	BOLI	Net Loans (1)	Deposits	Borrowed Funds	Sub. Debt	Total Equity	Goodwill & Intang	Tangible Equity	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. & Subdebt	Total Equity	Tangible Equity	Tier 1 Leverage	Tier 1 Risk-Based	Risk-Based Capital

Randolph Bancorp		MA	3.69%	10.50%	2.21%	77.79%	79.04%	11.67%	0.00%	7.47%	0.09%	7.38%	5.30%	-14.76%	12.38%	3.11%	37.42%	-1.97%	-2.01%	6.83%	10.65%	11.82%
December 31, 2015

All Public Companies
Averages			5.21%	17.09%	1.93%	72.01%	73.17%	12.35%	0.42%	13.26%	0.66%	12.55%	11.76%	1.39%	16.05%	10.87%	18.93%	11.98%	9.06%	13.67%	21.64%	22.16%
Medians			3.97%	14.09%	1.90%	73.58%	73.70%	11.68%	0.00%	11.86%	0.02%	11.41%	7.90%	-1.89%	12.10%	8.19%	9.89%	2.24%	3.13%	11.87%	18.01%	18.42%

Comparable Group
Averages			4.64%	20.50%	1.60%	70.36%	70.84%	13.98%	0.65%	13.67%	0.30%	13.37%	9.86%	3.77%	16.94%	5.76%	66.03%	11.26%	6.39%	12.51%	18.99%	19.91%
Medians			4.16%	10.94%	1.31%	77.70%	74.65%	11.99%	0.00%	12.55%	0.00%	12.55%	9.26%	-1.88%	11.83%	4.87%	21.32%	1.57%	1.68%	10.95%	15.41%	16.58%

Comparable Group
BYBK	Bay Bancorp, Inc.	MD	7.01%	7.72%	1.14%	80.69%	74.81%	10.65%	0.00%	13.78%	0.53%	13.25%	2.34%	-4.63%	-0.67%	-5.26%	136.12%	1.56%	4.22%	13.75%	16.14%	16.58%
CBNK	Chicopee Bancorp, Inc.	MA	4.16%	5.51%	2.19%	85.66%	74.73%	11.99%	0.00%	13.16%	0.00%	13.16%	6.16%	4.21%	11.83%	4.87%	21.32%	1.29%	-0.14%	13.00%	15.40%	16.40%
CWAY	Coastway Bancorp, Inc.	RI	3.62%	0.87%	0.81%	86.24%	66.09%	20.44%	0.00%	12.55%	0.00%	12.55%	21.32%	19.64%	19.52%	8.73%	141.63%	0.59%	0.51%	10.46%	13.65%	14.19%
GTWN	Georgetown Bancorp, Inc.	MA	2.62%	8.48%	1.07%	85.77%	70.15%	17.09%	0.00%	10.77%	0.00%	10.77%	9.26%	-0.33%	9.34%	13.91%	-7.33%	3.86%	4.86%	9.97%	13.22%	14.31%
HBK	Hamilton Bancorp, Inc.	MD	7.93%	24.30%	3.43%	61.45%	78.49%	4.57%	0.00%	16.47%	1.93%	14.53%	27.58%	-10.43%	52.05%	29.13%	461.57%	0.39%	-4.29%	12.60%	18.73%	19.60%
MELR	Melrose Bancorp, Inc. (2)	MA	9.02%	20.38%	2.30%	67.44%	79.19%	0.00%	0.00%	20.53%	0.00%	20.53%	5.12%	-9.44%	13.99%	-6.80%	0.00%	112.27%	0.98%	14.86%	24.37%	25.43%
PBHC	Pathfinder Bancorp, Inc.	NY	2.86%	23.62%	1.75%	68.15%	78.67%	6.63%	2.41%	11.43%	0.76%	10.67%	11.09%	-1.91%	11.13%	17.99%	-21.00%	2.93%	62.71%	10.23%	15.41%	16.70%
PBIP	Prudential Bancorp, Inc.	PA	1.10%	33.61%	2.45%	61.57%	70.89%	6.10%	0.00%	22.18%	0.00%	22.18%	-0.82%	-16.06%	-3.12%	-5.32%	-100.00%	-9.52%	-9.60%	22.98%	46.78%	48.00%
SVBI	Severn Bancorp, Inc.	MD	7.16%	10.67%	0.00%	77.70%	68.73%	15.09%	3.16%	11.34%	0.04%	11.30%	-1.84%	38.20%	-4.50%	-3.69%	0.00%	3.16%	3.81%	10.95%	14.55%	15.81%
WEBK	Wellesley Bancorp, Inc.	MA	4.55%	10.94%	1.14%	81.85%	74.65%	14.95%	1.57%	8.40%	0.00%	8.40%	16.08%	24.13%	14.54%	9.83%	66.82%	5.74%	5.55%	8.78%	11.61%	12.74%
WVFC	WVS Financial Corp.	PA	0.98%	79.40%	1.31%	17.49%	42.81%	46.29%	0.00%	9.78%	0.00%	9.78%	12.12%	-1.88%	62.23%	-0.06%	27.23%	1.57%	1.68%	10.00%	19.00%	19.20%

(1)	Includes loans held for sale.
(2)	Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source:	SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2016 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.9

Randolph Bancorp’s funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group’s funding composition. The Company’s deposits equaled 79.0% of assets, which was above the Peer Group average of 70.8%. Borrowings, inclusive of subordinated debt, represented a more significant funding source for the Peer Group, as indicated by borrowings-to-assets ratios of 11.7% and 14.0% for the Company and the Peer Group, respectively. Total interest-bearing liabilities maintained by Randolph Bancorp and the Peer Group, as a percent of assets, equaled 90.7% and 84.8%, respectively. The Peer Group’s lower level of interest-bearing liabilities was caused by maintenance of a higher level of capital.

A key measure of balance sheet strength for a financial institution is the IEA/IBL ratio, with higher ratios often facilitating stronger profitability levels, depending on the overall asset/liability mix. Presently, the Company’s IEA/IBL ratio of 101.4% fell below the Peer Group’s average ratio of 112.6%, which is the result of the Company’s lower levels of IEA and higher levels of IBL which is attributable in part, to Randolph Bancorp’s lower equity/assets ratio on a pre-conversion basis. In addition, MSRs comprised 2.1% of the Company’s post-merger but pre-conversion asset base while MSRs were at nominal levels of the Peer Group. The additional equity realized from stock proceeds will increase the Company’s IEA/IBL ratio, as the net proceeds realized from Randolph Bancorp’s Offering are expected to be reinvested into interest-earning assets, and the increase in the Company’s equity position will also result in a lower level of interest-bearing liabilities funding assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Randolph Bancorp’s growth rates were based on the twelve months ended December 31, 2015, and includes the combined growth of First Eastern and the Company prior to the application of any fair value or other merger-related adjustments. Asset growth rates for the Company and the Peer Group equaled 5.3% and 9.9%, respectively. Loan growth of 12.4% was the primary source of the Company’s asset growth, while cash and investments decreased at a 14.8% annual rate. The reduction in cash and investments for the Company reflects the impact of the redeployment of funds into loans in the absence of significant deposit growth. Similarly, the Peer Group experienced comparatively strong loan growth (range of 12% to 17% annually) while cash and investments increased by 3.8% based on the average but shrank on a median basis (1.9%)

Randolph Bancorp and First Eastern’s combined deposit growth over the most recent 12 month period was 3.1%, versus 5.8% for the Peer Group, while the combined institutions’ borrowings increased by an annual rate of 37.4%, versus an increase of 66.0% for the Peer

RP® Financial, LC.	PEER GROUP ANALYSIS
III.10

Group, based on the average and 21.3% based on the median. In this regard, many financial institutions including Randolph Bancorp have been taking advantage of very low borrowings costs in the recent rate environment, particularly for term borrowings.

The Peer Group’s 1.6% capital growth rate based on the median reflects the retention of earnings partially offset by dividend payments and stock repurchases. Comparatively, Randolph and First Eastern’s capital shrank by 2.0% reflecting in part, the impact of Randolph Bancorp’s operating losses and the ability of First Eastern’s sole shareholder to dividend capital in excess of the internal requirements.

Income and Expense Components

Table 3.3 displays comparable statements of operations for the Company and the Peer Group, based on earnings for the twelve months ended December 31, 2015. The Company’s earnings have been adjusted to reflect the pro forma impact of the First Eastern Acquisition, unless otherwise noted. Randolph Bancorp operated at a near breakeven level of earnings in fiscal 2015, reporting net income equal to 0.10% of average assets, which was lower than the Peer Group’s average ROA of 0.36%. Within the income statement, Randolph Bancorp’s higher non-interest and gains on sale of loans were offset by higher operating costs as the level of net interest income fell within the Peer Group range.

The Company’s higher net interest income ratio was the result of a higher interest income ratio, which was partially offset by a higher interest expense ratio. Yields and costs reflected in Table 3.3 were calculated on a combined basis, based on earning assets and costing liabilities in portfolio. The Company maintained a similar yield on interest-earning assets (3.66% versus 3.67% for the Peer Group), with the Company’s proportionately greater loan balances mitigated by the lower yields resulting from the proportionately higher level of residential real estate loans. The Company maintained a lower cost of funds than the Peer Group (0.48% versus 0.79% for the Company), which contributes to the Company’s lower interest expense ratio of 0.38% versus 0.60% for the Peer Group. Overall, Randolph Bancorp and the Peer Group reported net interest income to average assets ratios of 3.05% and 2.92%, respectively.

Loan loss provisions reflected a benefit (credit) equal to 0.03% of average assets, versus an average provision equal to 0.09% of average assets for the Peer Group. The benefit for the Company and modest level of provisions for the Peer Group is indicative of their generally strong asset quality.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.11

Sources of non-interest operating income provided a larger contribution to the Company’s earnings relative to the Peer Group, with such income amounting to 0.74% and 0.38%, respectively. Such revenues include not only fees on deposits but also mortgage servicing fees for Randolph Bancorp, inclusive of First Eastern. Accordingly, non-interest operating income exceeds the Peer Group average.

As noted previously, substantial income is generated through the Company’s mortgage banking activities. This income has been considered a core element of earnings for valuation purposes herein, but is a relatively volatile revenue source fluctuating based on market interest rate levels, loan volumes, and other market and competitive factors. Net gains on the sale of loans totaled 2.77%, the majority (i.e., 78%) of which was generate by First Eastern’s secondary market lending operations. By comparison, gains on the sale of loans equaled 0.11% of average assets for the Peer Group. This represents a key favorable factor for the Company in terms of income generation, however RP Financial recognizes and has taken into consideration the risk and uncertainty related to the income from the mortgage banking operations.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.12

Table 3.3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended December 31, 2015 or the Most Recent Date Available

				Net Interest Income					Non-Interest Income			Non-Op. Items			Yields, Costs, and Spreads
			Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Gain on Sale of Loans	Other Non-Int Income	Total Non-Int Expense	Net Gains/ Losses (1)	Extrao. Items	Provision for Taxes	Yield On IEA	Cost Of IBL	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
			(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)		(%)
Randolph Bancorp		MA
December 31, 2015			0.10%	3.44%	0.38%	3.06%	-0.03%	3.09%	2.78%	0.74%	6.40%	-0.06%	0.00%	0.05%	3.66%	0.48%	3.18%	$2,112	30.44%

All Public Companies
Averages			0.67%	3.56%	0.58%	2.97%	0.06%	2.91%	0.41%	0.54%	2.84%	-0.02%	0.00%	0.24%	3.81%	0.77%	3.03%	$6,811	23.73%
Medians			0.65%	3.54%	0.57%	2.98%	0.07%	2.90%	0.05%	0.44%	2.69%	0.00%	0.00%	0.28%	3.84%	0.76%	3.05%	$5,872	32.11%

State of MA
Averages			0.51%	3.52%	0.60%	2.92%	0.11%	2.80%	0.01%	0.22%	2.31%	-0.01%	0.00%	0.27%	3.67%	0.79%	2.85%	$9,133	32.87%
Medians			0.46%	3.69%	0.62%	3.09%	0.11%	2.95%	0.00%	0.17%	2.30%	0.00%	0.00%	0.24%	3.88%	0.81%	3.06%	$7,921	32.72%

Comparable Group
Averages			0.36%	3.57%	0.59%	2.98%	0.09%	2.89%	0.11%	0.38%	2.91%	0.03%	0.00%	0.15%	3.77%	0.79%	3.00%	$6,227	27.78%
Medians			0.43%	3.57%	0.58%	3.10%	0.08%	2.91%	0.02%	0.35%	2.93%	0.00%	0.00%	0.18%	3.90%	0.81%	3.14%	$6,177	35.56%

Comparable Group
BYBK	Bay Bancorp, Inc.	MD	0.40%	4.82%	0.38%	4.44%	0.24%	4.20%	0.36%	0.70%	4.68%	0.06%	0.00%	0.24%	5.10%	0.56%	4.79%	$3,270	37.03%
CBNK	Chicopee Bancorp, Inc.	MA	0.45%	3.78%	0.61%	3.17%	0.14%	3.03%	0.01%	0.45%	2.89%	0.00%	0.00%	0.15%	4.05%	0.91%	3.14%	$5,462	25.55%
CWAY	Coastway Bancorp, Inc.	RI	0.32%	3.55%	0.44%	3.10%	0.10%	3.01%	0.33%	0.87%	3.77%	0.00%	0.00%	0.23%	3.90%	0.74%	3.19%	$3,781	41.46%
GTWN	Georgetown Bancorp, Inc.	MA	0.55%	4.28%	0.62%	3.65%	0.07%	3.58%	0.07%	0.35%	3.13%	0.00%	0.00%	0.34%	4.41%	0.81%	3.60%	$6,177	38.07%
HBK	Hamilton Bancorp, Inc.	MD	-0.11%	3.35%	0.54%	2.82%	0.00%	2.81%	0.02%	0.26%	2.99%	-0.13%	0.00%	0.07%	3.63%	0.76%	2.77%	$6,390	NM
MELR	Melrose Bancorp, Inc.	MA	-0.09%	2.67%	0.58%	2.08%	0.02%	2.06%	0.00%	0.12%	2.23%	-0.13%	0.00%	-0.08%	2.75%	0.83%	1.92%	$9,050	NM
PBHC	Pathfinder Bancorp, Inc.	NY	0.49%	3.57%	0.44%	3.13%	0.23%	2.91%	0.00%	0.61%	2.93%	0.09%	0.00%	0.18%	3.78%	0.52%	3.26%	$5,020	26.75%
PBIP	Prudential Bancorp, Inc.	PA	0.43%	3.25%	0.66%	2.59%	0.13%	2.46%	0.00%	0.16%	2.58%	0.41%	0.00%	0.02%	3.37%	0.89%	2.47%	$7,266	5.23%
SVBI	Severn Bancorp, Inc.	MD	0.59%	4.02%	1.16%	2.86%	-0.04%	2.90%	0.40%	0.35%	3.09%	0.00%	0.00%	0.01%	4.45%	1.36%	3.09%	$5,013	1.95%
WEBK	Wellesley Bancorp, Inc.	MA	0.47%	3.90%	0.65%	3.25%	0.08%	3.16%	0.05%	0.17%	2.62%	0.01%	0.00%	0.29%	3.97%	0.83%	3.16%	$8,399	38.41%
WVFC	WVS Financial Corp.	PA	0.43%	2.03%	0.37%	1.65%	0.03%	1.62%	0.00%	0.17%	1.14%	0.01%	0.00%	0.24%	2.07%	0.45%	1.62%	$8,667	35.56%

(1)	Net gains/losses includes gain/loss on sale of securities and nonrecurring income and expense.
(2)	Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source:	SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2016 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.13

Taking non-interest operating income into account, Randolph Bancorp’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and non-interest operating income including gains on sale) of 97.3% was at a disadvantage to the Peer Group’s efficiency ratio of 83.9%, and indicative of the Company’s less favorable core earnings level, even after gains on the sale of loans are included in the efficiency ratio calculation for the Company.

In another key area of core earnings strength, the Company maintained a much higher level of operating expenses than the Peer Group, primarily due to the impact of the mortgage banking operations. For the period covered in Table 3.3, the Company and the Peer Group reported operating expense to average assets ratios of 6.38% and 2.91%, respectively. As discussed in the financial analysis of the Company, this ratio is notably impacted by several factors including the recent enhancements to the management and operating infrastructure of Randolph Bancorp. Additionally, the mortgage banking operations of Randolph Bancorp and particularly, First Eastern, skew the operating expenses upward. In the future, Randolph Bancorp’s operating expense levels will continue to be highly correlated to the level of loan originations increasing during periods of heavy volume (and related loan officer compensation) and diminishing when loan origination volumes slacken.

Sources of non-operating income and expense had a greater impact on the Company’s earnings than the Peer Group’s, with such expenses totaling 0.06% of average assets for the Company as compared to income which averaged 0.03% for the Peer Group.

As noted in the Section I financial analysis, as of December 31, 2015, Randolph Bancorp’s deferred tax asset was $3.898 million and had a full valuation allowance against the total. As a result, Randolph Bancorp was not taxable in 2015. Management believes that with the completion of the Conversion and Acquisition, the increased capital coupled with the improved earnings facilitated by the integration of the profitable First Eastern banking and secondary market lending operations will improve the partial or full removal of the deferred tax asset balance for financial reporting purposes. If the valuation allowance is reversed, the Company will become taxable again for financial reporting purposes. Accordingly, the Company’s marginal tax rate is estimated to approximate 34% prospectively, consistent with the prospectus disclosure.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.14

Loan Composition

Table 3.4 on the following page presents data related to the Company’s and the Peer Group’s loan portfolio compositions, as well as data pertaining to investments in mortgage-backed securities, loans serviced for others and risk-weighted assets. Randolph Bancorp’s ratios include the pro forma impact of the First Eastern Acquisition. The Company’s loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans than the Peer Group based on ratios of 54.60% and 41.07% of assets, respectively. The investment in MBS was relatively similar, with the ratio of 7.96% of assets for the Company falling between the Peer Group average and median.

Reflecting the more extensive secondary market lending operations of Randolph Bancorp, loans serviced for others totaled $1.1 billion for Randolph Bancorp, inclusive of the operations of First Eastern, and averaged $24.4 million for the Peer Group. MSRs equaled $9.0 million for the Company versus only $126,000 for the Peer Group on average.

Diversification into higher risk and higher yielding types of lending was slightly less significant for Randolph Bancorp compared to the Peer Group, as the ratio of such loans equaled 24.7% of assets versus 31.3% for the Peer Group. The majority of the Company’s and the Peer Group’s higher risk lending is in commercial real estate which equaled 16.2% of assets which nonetheless is below the Peer Group average of 22.5%. The Company’s risk weighted assets-to-assets ratio of 63.46% was slightly lower than the Peer Group’s average ratio of 68.38%. The management of Randolph Bancorp has indicated intent to actively focus the loan portfolio concentrations on commercial real estate and commercial business lending such that the proportion of such loans may increase gradually in the future.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.15

Table 3.4

Loan Portfolio Composition and Related Information

Comparable Institution Analysis

As of December 31, 2015 or the Most Recent Date Available

			Portfolio Composition as a Percent of Assets
			MBS	1-4 Family	Constr. & Land	Multi- Family	Comm RE	Commerc. Business	Consumer	RWA/ Assets	Serviced For Others	Servicing Assets
			(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	($000)
Randolph Bancorp		MA
December 31, 2015			7.96%	54.60%	6.87%	0.98%	16.23%	0.47%	0.60%	63.46%	$1,065,062	$9,041

All Public Companies
Averages			9.92%	32.18%	3.68%	10.01%	18.58%	4.85%	1.56%	65.74%	$2,499,887	$18,157
Medians			7.95%	31.06%	2.45%	4.33%	17.93%	3.24%	0.33%	64.49%	$82,428	$501

State of MA
Averages			5.93%	35.04%	5.90%	6.37%	22.45%	6.38%	1.07%	71.12%	$47,218	$187
Medians			6.45%	32.38%	6.16%	5.38%	21.06%	7.63%	0.25%	71.12%	$39,751	$155

Comparable Group
Averages			9.61%	41.07%	5.66%	2.85%	18.09%	4.38%	0.29%	68.38%	$24,436	$126
Medians			4.60%	40.77%	4.49%	2.19%	18.30%	3.83%	0.15%	70.22%	$3	$0

Comparable Group
BYBK	Bay Bancorp, Inc.	MD	4.26%	38.12%	4.87%	2.40%	32.46%	6.24%	0.24%	82.57%	$3	$0
CBNK	Chicopee Bancorp, Inc.	MA	0.03%	29.46%	7.50%	5.38%	33.30%	10.48%	0.37%	83.74%	$82,428	$192
CWAY	Coastway Bancorp, Inc.	RI	0.00%	54.48%	0.45%	1.32%	26.31%	3.83%	0.25%	75.19%	$0	$0
GTWN	Georgetown Bancorp, Inc.	MA	6.45%	40.77%	6.86%	10.34%	22.62%	5.92%	0.08%	74.83%	$100,544	$518
HBK	Hamilton Bancorp, Inc.	MD	17.66%	32.35%	4.30%	0.78%	18.30%	5.23%	1.08%	64.62%	$0	$0
MELR	Melrose Bancorp, Inc.	MA	0.00%	64.16%	1.81%	2.58%	3.34%	0.00%	0.07%	58.51%	$0	$0
PBHC	Pathfinder Bancorp, Inc.	NY	9.64%	32.87%	4.32%	2.49%	18.20%	10.43%	0.75%	66.56%	$20,921	$52
PBIP	Prudential Bancorp, Inc.	PA	14.40%	53.66%	4.49%	1.28%	5.27%	0.00%	0.08%	47.67%	$0	$0
SVBI	Severn Bancorp, Inc.	MD	4.60%	42.86%	11.91%	0.82%	22.58%	1.94%	0.15%	75.86%	$64,868	$623
WEBK	Wellesley Bancorp, Inc.	MA	2.62%	50.28%	14.07%	2.19%	15.75%	3.71%	0.04%	70.22%	$28	$0
WVFC	WVS Financial Corp.	PA	46.01%	12.80%	1.74%	1.78%	0.86%	0.36%	0.05%	52.41%	$0	$0

(1)	Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source:	SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2016 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.16

Credit Risk

Overall, based on a comparison of credit quality measures, the Company’s credit risk exposure was considered to be similar. As mentioned previously in Section I, Randolph Bancorp’s asset quality deteriorated in connection with the 2007 – 2011 economic recession, resulting in an increase in the level of NPAs and related losses, with asset quality problems concentrated in the commercial mortgage portfolio. However, management has taken measures to improve the underwriting of loans, as well as monitoring of asset quality. As shown in Table 3.5 on the following page, the Company’s NPAs/Assets and NPLs/Loans ratios equaled 1.74% and 2.22%, respectively, versus comparable median measures of 1.70% and 2.05% for the Peer Group. The Company maintained a significant balance of performing TDRs, and the Company’s adjusted NPAs, excluding performing TDRs, equaled 0.73% of assets, which was below the comparable average ratio of 1.08% for the Peer Group.

Reserve coverage in relation to NPAs was less favorable for the Company (40.41%) than the Peer Group (93.58% based on the median and 78.23% based on the average). Moreover, reserve coverage in relation to NPAs adjusted to exclude performing TDRs compared more closely (102% for the Company versus an average of 123% for the Peer Group). Additionally, the Company’s reserves as a percentage of total loans, at 1.02%, was slightly higher than that of the Peer Group (0.85%). Net loan charge-offs as a percent of loans were also similar and at relatively low levels for both the Company and the Peer Group, equal to 0.06% and 0.09%, respectively.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.17

Table 3.5

Credit Risk Measures and Related Information

Comparable Institution Analysis

As of December 31, 2015 or the Most Recent Date Available

		REO/ Assets	NPAs & 90+Del/ Assets (1)	Adj NPAs & 90+Del/ Assets (2)	NPLs/ Loans (1)	Rsrves / Loans HFI	Rsrves / NPLs (1)	Rsrves / NPAs & 90+Del (1)	Net Loan Chargeoffs (3)	NLCs/ Loans
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)
Randolph Bancorp	MA
December 31, 2015		0.12%	1.74%	0.73%	2.22%	1.02%	43.16%	40.41%	$177	0.06%

All Public Companies
Averages		0.21%	1.35%	0.94%	1.64%	1.07%	106.55%	78.67%	$2,295	0.08%
Medians		0.11%	1.25%	0.77%	1.35%	0.96%	79.67%	69.04%	$289	0.05%

State of MA
Averages		0.04%	0.13%	0.51%	0.19%	0.89%	198.25%	198.25%	$249	0.02%
Medians		0.00%	0.13%	0.51%	0.19%	0.96%	198.25%	198.25%	$21	0.01%

Comparable Group
Averages		0.16%	1.70%	1.08%	2.05%	0.85%	96.95%	93.58%	$287	0.09%
Medians		0.08%	1.26%	0.94%	1.72%	0.90%	78.23%	67.05%	$241	0.06%

Comparable Group
BYBK Bay Bancorp, Inc.	MD	0.30%	2.71%	2.39%	1.88%	0.45%	21.57%	12.61%	$664	0.17%
CBNK Chicopee Bancorp, Inc.	MA	0.21%	1.18%	1.08%	1.21%	0.96%	78.23%	67.05%	$253	0.04%
CWAY Coastway Bancorp, Inc.	RI	0.82%	2.31%	1.68%	1.72%	0.47%	26.41%	17.06%	$258	0.06%
GTWN Georgetown Bancorp, Inc.	MA	0.00%	0.73%	0.27%	0.84%	0.94%	111.38%	111.38%	$21	0.01%
HBK Hamilton Bancorp, Inc.	MD	0.12%	2.40%	0.93%	3.68%	0.88%	20.93%	19.87%	$234	0.13%
MELR Melrose Bancorp, Inc.	MA	0.00%	0.13%	0.13%	0.19%	0.37%	198.25%	198.25%	$0	0.00%
PBHC Pathfinder Bancorp, Inc.	NY	0.08%	1.26%	0.94%	1.73%	1.33%	79.76%	74.84%	$992	0.25%
PBIP Prudential Bancorp, Inc.	PA	0.00%	3.16%	2.73%	5.09%	0.90%	17.59%	17.59%	$241	0.07%
SVBI Severn Bancorp, Inc.	MD	0.23%	4.54%	1.38%	5.45%	1.46%	26.25%	24.72%	$397	0.19%
WEBK Wellesley Bancorp, Inc.	MA	0.00%	0.24%	0.24%	0.28%	1.00%	349.42%	349.42%	$101	0.02%
WVFC WVS Financial Corp.	PA	0.00%	0.08%	0.08%	0.44%	0.60%	136.58%	136.58%	$0	0.00%

(1)	Includes TDRs for the Company and the Peer Group.
(2)	Excludes performing TDRs
(3)	Net loan chargeoffs are shown on a last twelve month basis.

Source:	SNL Financial, LC and RP® Financial, LC. calculations. The information provided in this table has been obrained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2016 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.18

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group on a pre-Conversion basis. We have provided data for FFSB and Randolph Bancorp separately in the belief that combining the two organizations for the data presented may not enhance the ability to discern the perceived risk exposure.

In terms of balance sheet composition, Randolph Bancorp’s interest rate risk characteristics were considered to be less favorable than the comparable measures for the Peer Group. Most notably, the Company’s tangible equity-to-assets ratio and IEA/IBL ratio were lower than the comparable Peer Group ratios, while the Company’s non-interest earning assets were higher than the Peer Group average and median. On a pro forma basis, the infusion of stock proceeds should serve to provide the Company with comparative advantages over the Peer Group’s balance sheet interest rate risk characteristics, with respect to the increases that will be realized in the Company’s equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Randolph Bancorp and the Peer Group. In general, the fluctuations in the Company’s and FFSB’s ratios were modestly higher than those experienced by the Peer Group, implying that the interest rate risk associated with the Company’s net interest income was slightly larger in comparison to the Peer Group, especially during the earlier quarters shown, based on the interest rate environment that prevailed during the period covered in Table 3.6.

Importantly, potentially the greatest element of interest rate risk exposure for the Company is related to the significant secondary market lending and sales activity. Moreover, the Acquisition of First Eastern will increase the dependence on secondary market loan sales for overall revenues and net income. When interest rates rise, the demand for mortgage loans tends to fall and may reduce the level of loan originations and gains on sale. Likewise, weak or deteriorating economic conditions also tend to reduce loan demand and loan sale revenues. Thus, while management expects participation in the mortgage banking niche to enhance Randolph Bancorp’s long term earnings capacity, it may also serve to increase earnings volatility in response to changing interest rates.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.19

Table 3.6

Interest Rate Risk Measures and Net Interest Income Volatility

Comparable Institution Analysis

As of December 31, 2015 or the Most Recent Date Available

		Balance Sheet Measures
		Tangible		Non-Earn.	Quarterly Change in Net Interest Income
		Equity/	IEA/	Assets/
		Assets	IBL	Assets	9/30/2015	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
		(%)	(%)	(%)	(change in net interest income is annualized in basis points)
Randolph Bancorp (1)	MA
December 31, 2015		8.5%	104.5%	6.2%	8	5	-34	4	30	30

First Federal of Boston (1)
December 31, 2015		20.0%	113.2%	13.2%	29	9	-15	7	12	25

All Public Companies		12.6%	109.5%	6.5%	3	1	-7	2	0	2
State of MA		12.8%	128.3%	5.6%	5	3	-9	0	1	3

Comparable Group
Average		13.4%	112.0%	4.5%	3	-1	-9	7	-4	5
Median		12.5%	109.9%	4.5%	4	4	-3	0	1	5

Comparable Group
BYBK Bay Bancorp, Inc.	MD	13.3%	111.7%	4.6%	-13	18	-94	79	-61	20
CBNK Chicopee Bancorp, Inc.	MA	13.2%	109.9%	4.7%	5	5	-14	-8	6	7
CWAY Coastway Bancorp, Inc.	RI	12.5%	104.8%	9.3%	3	9	-4	2	1	5
GTWN Georgetown Bancorp, Inc.	MA	10.8%	111.0%	3.1%	-2	4	1	0	1	-6
HBK Hamilton Bancorp, Inc.	MD	14.8%	112.8%	6.3%	4	-3	11	14	-9	-6
MELR Melrose Bancorp, Inc.	MA	20.5%	122.3%	3.2%	16	-1	-3	-1	-1	2
PBHC Pathfinder Bancorp, Inc.	NY	10.7%	107.9%	5.4%	6	4	-13	-8	9	-4
PBIP Prudential Bancorp, Inc.	PA	22.2%	125.1%	3.7%	15	-14	8	-6	4	7
SVBI Severn Bancorp, Inc.	MD	11.3%	109.8%	4.5%	7	-10	-10	3	13	-4
WEBK Wellesley Bancorp, Inc.	MA	8.4%	106.8%	2.7%	-7	6	-3	-7	-2	11
WVFC WVS Financial Corp.	PA	9.8%	109.8%	2.1%	2	-31	25	7	-1	19

(1)	Based on regulatory financial data consistent with the Peer Group presentation.

Source:	SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2016 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.20

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Randolph Bancorp. In those areas where notable differences exist, we will apply appropriate valuation adjustments in the next section.

RP® Financial, LC.	VALUATION ANALYSIS
IV.1

IV. VALUATION ANALYSIS

Introduction

This section presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company’s conversion transaction.

Appraisal Guidelines

The federal regulatory appraisal guidelines required by the FRB, the FDIC and the Commissioner specify the pro forma market value methodology for estimating the pro forma market value of a converting thrift. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Section III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company’s to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Randolph Bancorp’s operations and financial condition; (2) monitor Randolph Bancorp’s operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and

RP® Financial, LC.	VALUATION ANALYSIS
IV.2

national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Randolph Bancorp’s value, or Randolph Bancorp’s value alone. To the extent a change in factors impacting the Company’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group, incorporating the First Eastern acquisition and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group, in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.

RP® Financial, LC.	VALUATION ANALYSIS
IV.3

1.	Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company’s and the Peer Group’s financial strengths are noted as follows:

•	Overall A/L Composition. In comparison to the Peer Group, the Company’s IEA composition showed a higher concentration of loans and a lower concentration of cash and investments. Lending diversification into higher risk and higher yielding types of loans was lower for the Company, as it reported a modestly lower level of multi-family and commercial mortgage loans as well as lower non-mortgage consumer and commercial loans. Randolph Bancorp reported a lower RWA ratio in comparison to the Peer Group, notwithstanding its higher ratio of loans as a result of its comparative emphasis on lower risk-weight residential lending. While the Company has indicated the intent to expand the higher yielding commercial mortgage and commercial business loan portfolios over time, the change is expected to be gradual and subject to market and competitive constraints. The Company’s IBL cost was also lower than the Peer Group’s cost of funds, due to the Company’s reliance on low-cost transaction deposits and limited deposit growth in recent periods which has limited the need to be highly competitive on pricing deposits. Overall, the Company maintained a lower level of interest-earning assets and a slightly higher level of interest-bearing liabilities compared to the Peer Group’s ratios, which resulted in a modestly lower IEA/IBL ratio for the Company of 101.4% versus 112.6% for the Peer Group. The lower ratio for the Company in part, reflects the significant investment in non-interest earning MSRs and BOLI. After factoring in the impact of the net stock proceeds, the Company’s IEA/IBL ratio is expected to increase albeit to levels below the Peer Group average.

•	Credit Quality. Key credit quality measures for Randolph Bancorp were broadly similar to the Peer Group. Specifically Randolph Bancorp’s NPAs/assets and NPLs/loans were slightly higher than the comparable Peer Group average ratios. ALLL as a percent of NPLs was less favorable for the Company while reserve coverage in terms of total loans was slightly more favorable than the Peer Group. Importantly, the Company maintained a significant balance of performing TDRs, and the adjusted NPA/Assets ratio, which excluded the performing TDRs, was slightly below the Peer Group average and median Net loan charge-offs as a percent of loans for the Company was similar to the Peer Group average and median, both of which were at low levels. In addition, Randolph Bancorp’s future strategy to expand the portfolio of commercial mortgage and non-mortgage loans may tend to increase the relative credit risk exposure of the Company but the change, if it occurs, will necessarily be gradual.

•	Balance Sheet Liquidity. The Company’s currently lower level of cash and investment securities will increase on a post conversion basis. Following the infusion of net stock proceeds, the Company’s cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into shorter term investment securities, while proceeds infused into the Company will also be initially deployed into investments, pending the longer-term deployment into loans. At the same time, the Merger Consideration of $14.0 million will be derived from the conversion proceeds thereby diminishing the benefit of the Conversion to liquidity. The Company’s future borrowing capacity is considered to be similar given the broadly similar level of borrowings.

•

Funding Liabilities. The Company’s interest-bearing funding composition reflected a slightly higher concentration of deposits and lower ratio of borrowings relative to the comparable Peer Group ratios, with the Company maintaining a lower cost of funds than the Peer Group. Total interest-bearing liabilities as a percent of assets were

RP® Financial, LC.	VALUATION ANALYSIS
IV.4

higher for the Company compared to the Peer Group’s ratio, which was attributable to Randolph Bancorp’s lower capital position on a pre-conversion basis. Following the stock offering, the increase in the Company’s capital position will reduce the level of interest-bearing liabilities funding the Company’s assets and the IEA/IBL ratio will increase.

•	Capital. The Company currently operates with a lower equity-to-assets ratio than the Peer Group. However, following the stock offering, Randolph Bancorp’s pro forma capital position can be expected to equal the Peer Group average at the lower end of the offering range while exceeding the Peer Group average and median at the midpoint and upper end of the offering range. The Company’s pro forma capital position implies a similar to moderately stronger leverage capacity relative to the Peer Group and a larger capital cushion to withstand credit quality related losses than the Peer Group. At the same time, the historical volatility of the Company’s mortgage banking operations, particularly after the acquisition of First Eastern, may necessitate the maintenance of comparatively greater level of capital.

On balance, Randolph Bancorp’s overall balance sheet strength was considered to be similar to that of the Peer Group on a pro forma basis. While the Company was operating at a lower IEA/IBL ratio on a pre-conversion basis, this ratios will be subject to future improvement with the completion of the Conversion while balance sheet will also be bolstered. Credit quality for both the Company and Peer Group is relatively strong with NPAs and reserve coverage at broadly similar levels. While the Company’s consolidated equity will equal or exceed the Peer Group average following the Conversion, the traditionally volatile nature of residential secondary market lending introduces a risk element to capital not present to the same extent in the Peer Group companies. Based on the foregoing, no adjustment was applied for the Company’s financial condition in comparison to the Peer Group.

2.	Profitability, Growth and Viability of Earnings

Earnings is a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

•	Earnings. Randolph Bancorp reported ROAA of 0.10% for the last twelve months fell below the Peer Group’s median ratio of 0.36%. There was limited difference between reporting and estimated core earnings for both the Company and the Peer Group. The Company’s operating returns are expected to be bolstered by the profitable operations of First Eastern as Randolph reported an operating loss and only slightly positive core earnings on a standalone basis.

The Company’s lower level of profitability on a pro forma merged basis occurred notwithstanding the high level of non-interest operating income (from deposit and

RP® Financial, LC.	VALUATION ANALYSIS
IV.5

loan fees and loan servicing income) and gains on the sale of loans, a source of revenue with a level of uncertainty. These positive factors were more than offset compared to the Peer Group by the Company’s high operating expenses, which were also attributable to the extensive secondary market origination and sales activities. Reinvestment of conversion proceeds into IEA and leveraging of the pro forma equity position will serve to increase the Company’s earnings, with the benefit of reinvesting proceeds expected to be offset to a degree by implementation of additional stock benefit plans in connection with the Conversion offering. Overall, the Company’s pro forma reported earnings were considered to be lower on a pre-conversion basis. Additionally, while the extensive mortgage banking activities introduce the possibility of higher returns in the future, they also introduce an element of risk relative to the Peer Group given the volatility and cyclicality of mortgage banking revenues.

•	Interest Rate Risk. Quarterly changes in the Company’s, FFSB’s and the Peer Group’s net interest income to average assets ratios indicated that the degree of volatility associated with Randolph Bancorp’s and FFSB’s net interest margin was modestly higher than the range exhibited by the Peer Group average. Potentially the greatest element of interest rate risk exposure for the Company is related to the significant secondary market lending and sales activity. Moreover, the Acquisition of First Eastern will increase the dependence on secondary market loan sales for overall revenues and net income. When interest rates rise, the demand for mortgage loans tends to fall and may reduce the level of loan originations and gains on sale. Likewise, weak or deteriorating economic conditions also tend to reduce loan demand and loan sale revenues. Thus, while management expects participation in the mortgage banking niche to enhance Randolph Bancorp’s long term earnings capacity, it may also serve to increase earnings volatility in response to changing interest rates.

•	Credit Risk. The Company’s credit risk exposure was relatively similar to the Peer Group. As noted earlier, while the Company’s NPAs/assets and NPLs/loans were slightly higher than the comparable Peer Group average ratios, the ratios adjusted to exclude performing TDRs fell slightly below the Peer Group average. Reserve coverage in relation to NPAs was less favorable for the while reserves in relation to loans was higher. While Randolph Bancorp’s future strategy to expand the portfolio of commercial mortgage and non-mortgage loans may tend to increase the relative credit risk exposure of the Company, but the change, if it occurs, will necessarily be gradual.

•	Earnings Growth Potential. Earnings growth facilitated by acquisition related growth was considered to be more favorable for the Company pursuant to the increase in earnings that will be provided by the acquisition of First Eastern immediately. Additionally, some merger synergies and cost savings may be realized by combining the operations of the Company with First Eastern over time. Following the infusion of stock proceeds, the Company’s earnings growth potential with respect to leverage will be enhanced to levels equal to or exceeding the Peer Group. The Company has bolstered management and other resources, particularly in the lending area, with the objective of achieving loan and earnings growth.

•	Return on Equity. Randolph Bancorp has reported operating losses for the last three fiscal years and, while First Eastern has reported earnings, on a pro forma combined after tax basis, the Company’s pro forma profitability is low. The Peer Group reported more favorable ROE measures reflecting its more favorable profitability levels. The improvement of Randolph Bancorp’s earnings which would translate into a higher ROE measure will be dependent on the factors impacting the earnings growth potential described above – the ability to successfully integrate First Eastern and achieve cost savings, the ability to grow the loan portfolio, and continued profitability of earnings from secondary market loan sales. Coupled with the higher level of capitalization resulting from the conversion transaction, the Company will be challenged to improve the return on equity to levels reported by the Peer Group over the short to intermediate term.

RP® Financial, LC.	VALUATION ANALYSIS
IV.6

On balance, Randolph Bancorp’s pro forma earnings strength was considered to be less favorable than the Peer Group primarily considering the Company’s low level of earnings. Additionally, the volatility of the Company’s mortgage banking loan origination volumes, revenues and earnings was also considered. Accordingly, a moderate downward adjustment was applied for profitability, growth and viability of earnings.

3.	Asset Growth

Randolph Bancorp’s assets growth rate of 5.3% was below the Peer Group average of 9.9%. Several of the Peer Group companies have exhibited very strong growth in excess of 20% for the most recent twelve months while two Peer Group companies experienced asset shrinkage over the corresponding timeframe. Thus, there is a wide dispersion of growth rates. On a pro forma basis, the Company’s tangible equity-to-assets ratio will exceed the Peer Group’s tangible equity-to-assets ratio, indicating greater leverage capacity for the Company. Moreover, the Company has been capital constrained, particularly after it executed the agreement to acquire First Eastern.

In consideration of the Company’s ability to undertake future asset growth, we have considered the strong pro forma capital position, the investment in management, lending and other infrastructure which has enhanced Randolph Bancorp’s future growth capacity. Additionally, the expansion of market area and customer base resulting from the Acquisition should also facilitate growth opportunities for the Company. On balance, we believe a slight upward adjustment was warranted for this factor.

RP® Financial, LC.	VALUATION ANALYSIS
IV.7

4.	Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Randolph Bancorp serves the Boston metropolitan area through the main office and four additional branch locations, all of which are located in Norfolk, County. In addition, the Company maintains LPOs in Bristol and Norfolk County and considers its lending area to extend throughout the Boston metropolitan area. With the First Eastern Acquisition, one retail banking facility will be added as well as eight LPOs.

Operating in a densely populated market area provides the Company with growth opportunities, but such growth must be achieved in a highly competitive market environment. The Company competes against significantly larger institutions that provide a larger array of services and have significantly larger branch networks than maintained by Randolph Bancorp. The competitiveness of the market area is highlighted by the Company’s relatively low market share of deposits in Norfolk County.

On average, the Peer Group companies generally operate in markets with similar population bases, which ranged between 700,000 to 800,000 based on both the average and median. Population growth for the primary market area counties served by the Peer Group companies reflect a range of growth rates, but overall population growth rates in the markets served by the Peer Group companies were similar compared to Norfolk County’s population growth rate in recent years. Norfolk County has a higher per capita income compared to the Peer Group’s average per capita income indicating a higher level of affluence – only one of the Peer Group companies operated in a market with a higher level of per capita income than Norfolk County.

The average deposit market shares maintained by the Peer Group companies were above the Company’s market share of deposits in Norfolk County, while the median share was similar. Overall, the degree of competition faced by the Company and Peer Group was viewed as being similar as was the market growth potential. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-4. As shown in Table 4.1, the average unemployment rate for the primary market area counties served by the Peer Group companies was above the unemployment rate reflected for Norfolk County. On balance, we concluded that a slight upward adjustment was appropriate for the Company’s market area.

RP® Financial, LC.	VALUATION ANALYSIS
IV.8

Table 4.1

Market Area Unemployment Rates

Randolph Bancorp and the Peer Group Companies(1)

	County	December 2015 Unemployment

Randolph Bancorp	Norfolk, MA	4.0%

Peer Group Average		4.7%
Peer Group Median		4.3%

Peer Group

Bay Bancorp, Inc.	Howard, MD	3.3%
Chicopee Bancorp, Inc.	Hampden, MA	6.4%
Coastway Bancorp, Inc.	Kent, RI	4.3%
Georgetown Bancorp, Inc.	Essex, MA	4.8%
Hamilton Bancorp, Inc.	Baltimore, MD	4.9%
Melrose Bancorp, Inc.	Middlesex, MA	3.7%
Pathfinder Bancorp, Inc.	Oswego, NY	6.7%
Prudential Bancorp, Inc.	Philadelphia, PA	5.4%
Severn Bancorp, Inc.	Anne Arundel, MD	3.9%
Wellesley Bancorp, Inc.	Norfolk, MA	4.0%
WVS Financial Corp.	Allegheny, PA	3.8%

(1)	Unemployment rates are not seasonally adjusted.

Source: SNL Financial, LC.

5.	Dividends

The Company has indicated in the prospectus that it will not be paying dividends for the foreseeable future. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Six out of the eleven Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.62% to 1.81%. The average dividend yield on the stocks of the Peer Group institutions equaled 0.65% as of February 12, 2016. Comparatively, as of February 12, 2016, the average dividend yield on the stocks of all fully-converted publicly-traded thrifts equaled 1.79%.

RP® Financial, LC.	VALUATION ANALYSIS
IV.9

While the Company has not established a dividend policy prior to converting, the Company will have the capacity to pay a dividend comparable to the Peer Group’s average dividend yield after considering both its strong level of pro forma capitalization and its lower pro forma earnings. We have also given consideration that 5 of the 11 Peer Group companies do not pay dividends. On balance, we concluded that no adjustment was warranted for this factor.

6.	Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All eleven of the Peer Group members trade on the NASDAQ. Typically, the number of shares outstanding and market capitalization provide an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $23.5 million to $124.1 million as of February 12, 2016, with average and median market values of $57.2 million and $51.9 million, respectively. The shares issued and outstanding to the shareholders of the Peer Group members ranged from 1.8 million to 11.1 million, with average and median shares outstanding of 5.1 million and 4.4 million, respectively. The Company’s stock offering is expected to have a pro forma market value that is in the upper end of the Company’s offering range while the shares outstanding at the midpoint of the offering range will be comparable to the Peer Group averages and medians. Like the Peer Group companies, the Company’s stock is expected to be quoted on the NASDAQ Capital Market following the stock offering. Overall, we anticipate that the Company’s stock will have a similar level of liquidity in comparison to the Peer Group and concluded with no adjustment for this factor.

7.	Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as Randolph Bancorp: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in Massachusetts. All three of these markets were considered in the valuation of the Company’s to-be-issued stock.

RP® Financial, LC.	VALUATION ANALYSIS
IV.10

A.	The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues, and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. A more favorable outlook on Greece’s financial crisis helped stocks to advance at the start of the third quarter of 2015, which was followed by the Dow Jones Industrial Average (“DJIA”) declining to a five-month low in the second week of July as the sell-off in China’s stock market rippled through markets globally. News of a bailout deal secured by Greece supported a stock market rally in mid-July, while some favorable second quarter earnings reports coming out of the technology sector lifted the NASDAQ to three consecutive record high closes heading into the second half of July. Comparatively, the DJIA approached a six-month low in late-July, as disappointing earnings by some of the Dow components and a continued sell-off in China’s stock market weighed on the broader stock market. A measured Federal Reserve policy statement that reaffirmed it would move cautiously on raising interest rates and an easing of the sell-off in China’s stock market boosted stocks at the end of July. The DJIA recorded seven consecutive losses through the first week of trading in August, which was driven by weak earnings reports posted by some media and oil stocks. A rebound in beaten down energy shares and 2015’s largest merger announcement fueled stock market gains heading into mid-August, which was followed by a sharp sell-off as China’s surprising decision to devalue its currency rattled global markets. Stocks closed out the second week of August on a slight upswing. Volatility prevailed in the stock market during the second half of August 2015 and for most of September 2015. Worries about the pace of global growth jolted stock markets worldwide in the second half of August, with the DJIA plunging over 1,800 points during six consecutive trading sessions. Renewed optimism about the strength of the U.S. economy and comments from a Federal Reserve official stating the case for a September rate increase had become less compelling snapped the six-day losing streak, as the DJIA rebounded 988 points in consecutive trading sessions during late-August. Overall, the DJIA declined 6.6% in August, its largest one month percentage

RP® Financial, LC.	VALUATION ANALYSIS
IV.11

decline since May 2010. Volatility continued to prevail in the broader stock market in early-September, as investors considered fresh evidence that China’s economic slowdown was hurting the global economy, the possibility of China’s central bank would take more steps to stabilize its economy and disappointing job growth reflected in the August employment report. Stocks rallied ahead of the Federal Reserve’s mid-September meeting, which was followed by a downturn in the broader stock market after the Federal Reserve concluded to hold short-term interest rates steady. Declines in the auto, biotech and energy sectors led the market lower heading into late-September, which was followed by a rebound as the Federal Reserve Chairwoman added clarity that she expected interest rates would go up in 2015. Biotech and healthcare shares led the market lower in late-September, which was followed by a two day rebound in the stock market to close out the third quarter. For the third quarter overall, all three major U.S. stock indexes posted their biggest quarterly losses in four years.

The broader stock market soared higher at the start of the fourth quarter of 2015, with the DJIA trading up for seven consecutive sessions for a total gain of 860 points between October 2nd and October 12th. Factors contributing to the rally included a rebound in energy shares supported by an increase in oil prices, raised expectations that the Federal Reserve would not raise interest rates in the near term following the weak employment report for September and a rebound in oversold healthcare stocks. A gloomy earnings forecast by Wal-Mart pulled stocks lower in mid-October, which was followed by a broader stock market rebound heading into the second half of October. Lackluster U.S. economic data reducing expectations of a near term rate increase by the Federal Reserve, indications from the European Central Bank that is was prepared to do more to stimulate growth and a rate cut by China’s central bank were factors contributing to gains in the broader stock market. Stocks continued to surge higher in late-October, after the Federal Reserve concluded its two-day meeting leaving interest rates unchanged and toned down its concerns about global financial markets. The DJIA closed up 8.5% for the month of October, which was the biggest monthly percentage gain in four years. Led by a rally in energy stocks, the DJIA moved back into positive territory for 2015 in early-November. Concerns about the health of the global economy and lower oil prices weighed on stocks going into mid-November. Indications from the Federal Reserve that the U.S. economy was strong enough for a rate increase and a rebound in energy, healthcare and technology stocks helped stocks to rally during the second half of November. A strong jobs report for November added to stock market gains in the first week of December. A sell-off in energy shares led the market lower going into mid-December, as oil prices fell to their lowest level in seven years. Stocks rallied on the Federal Reserve’s mid-December rate hike, as investors

RP® Financial, LC.	VALUATION ANALYSIS
IV.12

responded to the Federal Reserve’s upbeat message on the U.S. economy. Grim news from the energy and mining sectors, along with worries about slowing economies overseas, sent the DJIA to its lowest close in two months heading into the final two weeks of 2015. A rebound in energy stocks contributed to stock market gains in late-December, which was followed by a mild pullback in the final trading week of 2015. Overall, 2015 was the worst year for U.S. stocks since 2008.

The DJIA tumbled more than 1,000 points or 6.2% during the first week of trading 2016, as fresh concerns about China’s economy and a steep decline in oil prices rattled stock markets worldwide. Investor anxiety over the global economy and further declines in oil prices continued to weigh on stocks through most of January, although stocks rebounded at the end of January with higher oil prices and the Bank of Japan’s surprise decision to shift to negative interest rates contributing to gains in the broader stock market. Overall, the DJIA was down 5.5% for the month of January. Stocks closed lower during the first week of February, as investors reacted to oil falling below $30 a barrel and January employment data showing a slowdown in job growth. On February 12, 2016, the DJIA closed at 15973.84, a decrease of 11.4% from one year ago and a decrease of 8.3% year-to-date, and the NASDAQ closed at 4337.51, a decrease of 11.4% from one year ago and a decrease of 13.4% year-to-date. The Standard & Poor’s 500 Index closed at 1864.78 on February 12, 2016, a decrease of 11.1% from one year ago and a decrease of 8.8% year-to-date.

The market for thrift stocks has also experienced varied trends in recent quarters, but, in general, thrift stocks outperformed the broader stock market. Thrift shares paralleled trends in the broader stock market during the first half of July 2015, as investors focused on Greece’s debt problems and the sell-off in China’s stock market. Second quarter earnings reports for the financial sector were generally in line with expectations, which translated into a relatively flat market for thrift stocks during the second half of July. The Federal Reserve’s cautious outlook on raising interest rates and a favorable employment report for July contributed to thrift shares trading higher at the close of July, with the positive trend continuing through the first half of August. Lower interest rates and oil prices weighed on financial shares during the second half of August 2015, although generally favorable housing data somewhat negated the downturn in thrift stocks. For the entire month of August, the SNL Index for all publicly-traded thrifts showed a comparatively modest decline of 2.8%. A sell-off in the broader stock market and a disappointing reading for manufacturing activity pressured thrift stocks lower at the start of September. Following the one-day sell-off, thrift shares generally trended higher into mid-September

RP® Financial, LC.	VALUATION ANALYSIS
IV.13

in advance of the Federal Reserve’s policy meeting. Financial shares led the market lower after the Federal Reserve elected to hold short-term interest rates steady at the conclusion of its mid-September meeting. Worries about slower economic growth provided for a slight pull back in thrift shares during the second half of September.

Thrift stocks traded higher in early-October 2015, as investors bet that low interest rates would stay around for longer following the weaker-than-expected job growth reflected in the September employment report. Third quarter earnings reports posted by the thrift sector translated into a narrow trading range for thrift stocks during the second half of October, as the majority of thrifts reported third quarter earnings that were in line with analyst estimates and continued to reflect additional net interest margin compression. Thrift stocks participated in the broader stock market rally at the conclusion of the Federal Reserve’s policy meeting in late-October, but reversed course at the end of October as shares of New York Community Bancorp and Astoria Financial Corp. declined following the announcement of their $2.0 billion strategic merger. Thrift stocks recovered in early-November, as financial shares led the market higher on the strong jobs report for October. A disappointing report for October retail sales pressured thrift shares lower in mid-November, while merger activity in the thrift sector helped thrift stocks outperform the broader stock market during the second half of November. Thrift stocks rallied on the sturdy job growth reflected in the November employment data and then declined going into mid-December, as concerns about the global economy translated into a sell-off in the broader stock market. Thrift stocks participated in the broader stock market rally following the Federal Reserve’s mid-December rate hike and then settled into a narrow trading during the closing weeks of 2015.

Thrift shares participated in the broader stock market sell-off during the first week of 2016. A weak retail sales report for December and other signs of a slowing U.S. economy furthered the downward trend in thrift prices into the second half of January. The sell-off in financial shares tended to more significant among institutions with lending exposure to the energy sector and international markets. Thrift stocks rebounded with the broader stock market at the close of January, which was followed by a pullback during first week of February amid disappointing economic reports for January manufacturing activity and January job growth. On February 12, 2016, the SNL Index for all publicly-traded thrifts closed at 735.1, unchanged from one year ago and a decrease of 9.1% year-to-date.

RP® Financial, LC.	VALUATION ANALYSIS
IV.14

B.	The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company’s pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 4.2, one standard conversion offering and one second-step conversion were completed during the past three months. No first-step MHC offerings were completed over the last 12 months. The most relevant offering from the perspective valuation of the Company was that of PB Bancorp, a $469 million asset MHC in Connecticut which completed a second step conversion offering in January 2016 at an 82.2% P/TB ratio. While relatively similar in asset size to Randolph Bancorp, there are material differences in a second step that PB Bancorp completed and the standard conversion offering that Randolph is seeking to complete, as PB Bancorp sold just a little less than 50% of the shares outstanding while Randolph Bancorp will be selling a 100% ownership interest in its standard conversion offering.

There was one standard conversion offering completed in the last three months by Central Federal Bancshares of Missouri, a small thrift with $62 million in total assets which completed its offering at $64.6% of pro forma tangible book value.

RP® Financial, LC.	VALUATION ANALYSIS
IV.15

Table 4.2

Pricing Characteristics and After-Market Trends

Conversions Completed in the Last Three Months

Institutional Information			Pre-Conversion Data								Pro Forma Data							Post-IPO Pricing Trends
			Financial Info.		Asset Quality		Offering Information				Pricing Ratios(2)(5)			Financial Charac.				Closing Price:
							Excluding Foundation											First Trading Day		After First Week(3)		After First Month(4)
	Conversion Date			Equity/ Assets	NPAs/ Assets	Res. Cov.	Gross Proc.	% Offer	% of Mid.	Exp./ Proc.		Core P/E		Core ROA		Core ROE	IPO Price		% Chge		% Chge		% Chge	Thru 2/12/2016	% Chge
Institution		Ticker	Assets								P/TB		P/A		TE/A
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)	(%)	(x)	(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)

Standard Conversion Offerings
Central Federal Bancshares, Inc. - MO	1/13/16	CFDB-OTC Pink	$62	22.08%	1.50%	89%	$17.2	96%	132%	7.0%	64.6%	NM	23.6%	-0.1%	36.5%	-0.2%	$10.00	$10.45	4.5%	$10.54	5.4%	$10.71	16.0%	$10.60	25.6%
Averages - Second Step Conversions:			$62	22.08%	1.50%	89%	$17.2	96%	132%	7.0%	64.6%	NM	23.6%	-0.1%	36.5%	-0.2%	$10.00	$10.45	4.5%	$10.54	5.4%	$10.71	16.0%	$10.60	25.6%
Medians - Second Step Conversions:			$62	22.08%	1.50%	89%	$17.2	96%	132%	7.0%	64.6%	NM	23.6%	-0.1%	36.5%	-0.2%	$10.00	$10.45	4.5%	$10.54	5.4%	$10.71	16.0%	$10.60	25.6%

Second Step Conversion Offerings
PB Bancorp, Inc. - CT*	1/8/16	PBBI-NASDAQ	$469	11.23%	1.63%	38%	$36.3	100%	132%	3.8%	82.2%	94.5x	12.6%	0.1%	15.5%	0.8%	$8.00	$9.00	12.5%	$8.77	9.6%	$8.62	7.7%	$8.56	7.7%
Averages - MHC Conversions:			$469	11.23%	1.63%	38%	$36.3	100%	132%	3.8%	82.2%	94.5x	12.6%	0.1%	15.5%	0.8%	$8.00	$9.00	12.5%	$8.77	9.6%	$8.62	7.7%	$8.56	7.7%
Medians - MHC Conversions:			$469	11.23%	1.63%	38%	$36.3	100%	132%	3.8%	82.2%	94.5x	12.6%	0.1%	15.5%	0.8%	$8.00	$9.00	12.5%	$8.77	9.6%	$8.62	7.7%	$8.56	7.7%

Averages - All Conversions:			$266	16.66%	1.57%	63%	$26.7	98%	132%	5.4%	73.4%	94.5x	18.1%	0.0%	26.0%	0.3%	$9.00	$9.73	8.5%	$9.66	7.5%	$9.67	11.9%	$9.58	16.7%
Medians - All Conversions:			$266	16.66%	1.57%	63%	$26.7	98%	132%	5.4%	73.4%	94.5x	18.1%	0.0%	26.0%	0.3%	$9.00	$9.73	8.5%	$9.66	7.5%	$9.67	11.9%	$9.58	16.7%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.

(1) As a percent of MHC offering for MHC transactions.	(5) Mutual holding company pro forma data on full conversion basis.
(2) Does not take into account the adoption of SOP 93-6.	(6) Simultaneously completed acquisition of another financial institution.
(3) Latest price if offering is less than one week old.	(7) Simultaneously converted to a commercial bank charter.
(4) Latest price if offering is more than one week but less than one month old.	(8) Former credit union.	2/12/2016

RP® Financial, LC.	VALUATION ANALYSIS
IV.16

C.	The Acquisition Market

Also considered in the valuation was the potential impact on Randolph Bancorp’s stock price of recently completed and pending acquisitions of other savings institutions operating in Massachusetts. As shown in Exhibit IV-4, there were fifteen Massachusetts thrift acquisitions completed from the beginning of 2011 through year-to-date 2016, and there are currently two acquisition pending for a Massachusetts savings institution. To the extent that acquisition speculation may impact the Company’s offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company’s market and, thus, are subject to the same type of acquisition speculation that may influence Randolph Bancorp’s stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Randolph Bancorp’s stock would tend to be less, compared to the stocks of the Peer Group companies.

*  *  *  *  *  *  *  *  *  *  *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift and bank stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.	Management

The Company’s management team appears to have experience and expertise in all of the key areas of the Company’s operations. Exhibit IV-5 provides summary resumes of the Company’s Board of Directors and senior management. The financial characteristics of the Company suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Company’s present organizational structure. The Company currently does not have any senior management positions that are vacant. Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

RP® Financial, LC.	VALUATION ANALYSIS
IV.17

9.	Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted regulated institution, Randolph Bancorp will operate in substantially the same regulatory environment as the Peer Group members — all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Company’s pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment

Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Slight Upward
Primary Market Area	Slight Upward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the FRB and the Commissioner i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company’s to-be-issued stock – price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches – all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company’s prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP® Financial, LC.	VALUATION ANALYSIS
IV.18

•	P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given certain similarities between the Company’s and the Peer Group’s earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time the Company operates with a near breakeven level of core profitability while the Peer Group’s earnings, while higher than the Company’s on average, are comparatively modest. Accordingly, the earnings approach has been rendered less meaningful to the Company’s pro forma valuation and we have given comparatively greater weight to the other valuation approaches.

•	P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, particularly as the earnings approach has been rendered less meaningful to the Company’s valuation in view of Randolph Bancorp’s recent low earnings. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•	P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, can be a valuable indicator of value when earnings are low, which is the case for Randolph Bancorp.

The Company will adopt the “Employers’ Accounting for Employee Stock Ownership Plans” (“ASC 718-40”), which causes earnings per share computations to be based on shares issued and outstanding, excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the Offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends, and can be voted. However, we did consider the impact of the adoption of ASC 718-40 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above and the dilutive impact of the stock contribution to the Foundation the impact the cash acquisition of First Eastern based on pro forma financial data set forth in the Conversion Prospectus, RP Financial concluded that, as of February 12, 2016, the aggregate pro forma market value of Randolph Bancorp’s conversion stock was $44,376,000 at the midpoint, equal to 4,437,600 shares at $10.00 per share.

RP® Financial, LC.	VALUATION ANALYSIS
IV.19

1. Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Company’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company’s reported earnings, including the estimated pro forma earnings impact of the acquisition of First Eastern, equaled $411,000 for the twelve months ended December 31, 2015. In deriving Randolph Bancorp’s estimated core earnings for purposes of the valuation, the adjustments made to reported earnings were to losses on the sale of securities ($7,000), the one-time pension plan expense ($543,000), net income on a life insurance payment ($285,000). As shown below, on a tax-effected basis, the Company’s core earnings were determined to equal $519,000 for the twelve months ended December 31, 2015

Table 4.3

Randolph Bancorp, Inc.

Core Earnings Estimate

Amount (1)
($000)

Net income - pro forma combined	$441
Add: Loss on sale of securities (taxable)	7
Add: Pension plan expense (taxable)	543
Tax Effect on Adjustments @34% rate	(187)
Less: One-time life insurance payment (not taxable)	(285)

Core earnings estimate (1)	$519

(1)	Does not include the expense of the Foundation contribution or approximately $900,000 of pre-tax merger and integration costs which will be incurred by Randolph Bancorp upon completion of the Acquisition.

Based on the Company’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples at the $44.4 million midpoint value was at very high levels, equal to 149.3 times and 118.2 times, respectively, indicating premiums of more than 600% and 400%, respectively, relative to the Peer Group’s average reported and core earnings multiples of 20.82 times and 21.68 times, respectively (see Table 4.4).

RP® Financial, LC.	VALUATION ANALYSIS
IV.20

Table 4.4

Public Market Pricing Versus Peer Group

Randolph Bancorp

As of Febraury 12, 2016

		Market		Per Share Data
		Capitalization		Core	Book						Dividends(3)			Financial Characteristics(5)
		Price/	Market	12 Month	Value/	Pricing Ratios(2)					Amount/		Payout	Total	Equity/	Tang. Eq./	NPAs/	Reported		Core		Offering
		Share	Value	EPS(1)	Share	P/E	P/B	P/A	P/TB	P/Core	Share	Yield	Ratio(4)	Assets	Assets	T. Assets	Assets	ROAA	ROAE	ROAA	ROAE	Proceeds
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($Mil)
Randolph Bancorp
Supermaximum		$10.00	$58.69	$0.06	$13.78	229.46x	72.57%	12.15%	72.94%	175.83x	$0.00	0.00%	0.00%	$483	16.74%	16.68%	1.66%	0.05%	0.32%	0.07%	0.41%	56.868
Maximum		$10.00	$51.03	$0.07	$14.57	183.58x	68.63%	10.71%	68.97%	143.36x	$0.00	0.00%	0.00%	$476	15.61%	15.54%	1.68%	0.06%	0.37%	0.07%	0.48%	49.450
Midpoint		$10.00	$44.38	$0.08	$15.49	149.26x	64.56%	9.43%	64.94%	118.24x	$0.00	0.00%	0.00%	$471	14.60%	14.53%	1.70%	0.06%	0.43%	0.08%	0.55%	43.000
Minimum		$10.00	$37.72	$0.10	$16.73	119.13x	59.77%	8.11%	60.13%	95.58x	$0.00	0.00%	0.00%	$465	13.57%	13.50%	1.72%	0.07%	0.50%	0.08%	0.63%	36.550

All Non-MHC Public Companies(6)
Averages		$16.56	$436.92	$1.03	$15.19	17.50x	105.89%	13.87%	114.11%	17.65x	$0.30	1.79%	44.50%	$3,112	13.49%	12.77%	1.50%	0.74%	6.05%	0.74%	6.06%
Median		$14.31	$119.69	$0.73	$14.38	16.55x	103.58%	13.29%	106.74%	17.12x	$0.24	1.48%	37.92%	$1,006	12.22%	11.79%	1.13%	0.70%	5.40%	0.67%	5.24%

Comparable Group
Averages		$13.22	$57.24	$0.40	$14.43	20.82x	90.80%	12.45%	92.86%	21.68x	$1.11	0.66%	40.08%	$495	13.67%	13.41%	1.70%	0.37%	3.09%	0.35%	2.96%
Medians		$14.01	$51.86	$0.28	$15.85	19.65x	88.38%	11.47%	88.94%	20.70x	$0.12	0.65%	26.17%	$523	12.55%	12.55%	1.26%	0.43%	3.98%	0.43%	3.63%

Comparable Group
BYBK Bay Bancorp, Inc.	MD	$4.76	$52.58	$0.06	$6.05	19.04x	78.62%	11.09%	82.09%	NM	$0.00	0.00%	NM	$491	13.78%	13.32%	2.71%	0.55%	3.98%	0.50%	3.63%
CBNK Chicopee Bancorp, Inc.	MA	$17.71	$92.28	$0.60	$17.13	29.52x	103.37%	13.60%	103.37%	29.52x	$0.32	1.81%	50.00%	$679	13.16%	13.16%	1.18%	0.45%	3.37%	0.45%	3.37%
CWAY Coastway Bancorp, Inc.	RI	$12.45	$60.49	$0.28	$14.53	NM	85.67%	11.47%	85.67%	NM	$0.00	0.00%	NM	$528	12.55%	12.55%	2.31%	0.26%	1.75%	0.26%	1.75%
GTWN Georgetown Bancorp, Inc.	MA	$19.26	$35.21	$0.84	$17.24	22.93x	111.71%	12.25%	111.71%	22.93x	$0.19	0.99%	22.02%	$296	10.77%	10.77%	0.73%	0.54%	4.88%	0.54%	4.88%
HBK Hamilton Bancorp, Inc.	MD	$14.01	$47.89	($0.01)	$17.84	NM	78.54%	13.16%	88.94%	NM	$0.00	0.00%	NM	$368	16.47%	14.82%	2.40%	-0.05%	-0.25%	0.00%	-0.01%
MELR Melrose Bancorp, Inc.	MA	$15.00	$42.44	$0.07	$16.23	NM	92.45%	18.98%	92.45%	NM	$0.00	0.00%	NM	$224	20.53%	20.53%	0.13%	-0.09%	-0.44%	0.00%	-0.02%
PBHC Pathfinder Bancorp, Inc.	NY	$12.35	$53.75	$0.57	$13.27	18.35x	93.05%	9.05%	101.39%	21.59x	$0.20	1.62%	23.78%	$623	11.43%	10.75%	1.26%	0.51%	4.30%	0.44%	3.71%
PBIP Prudential Bancorp, Inc.	PA	$14.78	$124.12	$0.10	$13.85	NM	106.74%	25.63%	106.74%	NM	$0.12	0.81%	103.85%	$523	22.18%	22.18%	3.16%	0.43%	1.78%	0.17%	0.71%
SVBI Severn Bancorp, Inc.	MD	$5.14	$51.86	$0.26	$5.87	19.77x	87.55%	6.94%	88.05%	19.77x	$0.00	0.00%	NM	$762	11.34%	11.31%	4.54%	0.65%	5.98%	0.65%	5.98%
WEBK Wellesley Bancorp, Inc.	MA	$18.47	$45.48	$0.93	$20.90	19.65x	88.38%	7.70%	88.38%	19.81x	$0.12	0.65%	12.23%	$621	8.40%	8.40%	0.24%	0.40%	4.37%	0.40%	4.33%
WVFC WVS Financial Corp.	PA	$11.52	$23.50	$0.70	$15.85	16.46x	72.73%	7.03%	72.73%	16.46x	$0.16	1.39%	28.57%	$330	9.78%	9.78%	0.08%	0.43%	4.25%	0.43%	4.25%

(1)	Core income, on a diluted per-share basis. Core income is net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of securities, amortization of intangibles, goodwill and nonrecurring items. Assumed tax rate is 35%.
(2)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings. P/E and P/Core =NM if the ratio is negative or above 35x.
(3)	Indicated 12 month dividend, based on last quarterly dividend declared.
(4)	Indicated 12 month dividend as a percent of trailing 12 month earnings.
(5)	ROAA (return on average assets) and ROAE (return on average equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(6)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source:	SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2015 by RP® Financial, LC.

RP® Financial, LC.	VALUATION ANALYSIS
IV.21

In evaluating the meaningfulness of the Price/Earnings measure, we note that two of the eleven peer group companies reported losses and did not have a meaningful earnings multiple. Additionally, three of the Peer Group companies had core P/E multiple above 35 times which was considered to be not meaningful. Likewise, given the Company’s low earnings, which resulted in a reported and core earnings multiple in excess of 100x, the P/E approach to value was rendered less meaningful for valuation purposes. At the same time, we have given consideration to the Company’s future earnings potential on a post-conversion post-Acquisition basis in developing the valuation conclusion, particularly as merger synergies may be realized over a period of time following the Acquisition net of merger integration and restructuring costs which may be incurred immediately following the Acquisition.

2. Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Company’s pro forma market value by applying a valuation P/B ratio, derived from the Peer Group’s P/B ratio, to the Company’s pro forma book value. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $44.38 million midpoint valuation, Randolph Bancorp’s pro forma P/B and P/TB ratios equaled 64.56% and 64.94%, respectively. In comparison to the respective average P/B and P/TB ratios indicated for the Peer Group of 90.80% and 92.86%, the Company’s ratios reflected discounts of 29.0% and 30.01%, respectively. In comparison to the Peer Group’s median P/B and P/TB ratios of 88.38% and 88.94%, respectively, the Company’s pro forma P/B and P/TB ratios at the midpoint value reflected a discount of 27.0%. At the top of the super range, the Company’s P/TB ratio equaled 72.94%, which was discounted by 21.5% relative to the Peer Group P/TB average and by 18.0% relative to the Peer Group P/TB median.

RP Financial considered the discounts under the P/B approach to be reasonable given the nature of the calculation of the P/B ratio, which tends to mathematically result in a ratio discounted to book value, and in consideration of the Company’s pro forma combined earnings as well as its reliance on secondary market loan sales for a high proportion of its revenues and earnings.

3. Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a P/A valuation ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $44.38 million midpoint of the valuation range, the Company’s value equaled 9.43% of pro

RP® Financial, LC.	VALUATION ANALYSIS
IV.22

forma assets. Comparatively, the Peer Group companies also exhibited a higher average P/A ratio of 12.45%. In comparison to the Peer Group’s median P/A ratio of 11.47%, the Company’s pro forma P/A ratio at the midpoint value reflects a more modest discount.

Valuation Conclusion

It is our opinion that, as of February 12, 2016, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion – including: (1) the $14.0 million cash acquisition of First Eastern and (2) the 137,600 shares of common stock and $344,000 of cash to be contributed to the Foundation – was $44,376,000 at the midpoint, equal to 4,437,600 shares at a per share value of $10.00. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.

Based on the foregoing valuation, the corresponding range of shares and values are as follows:

	Total Shares	Offering Shares	Foundation Shares	Per Share Offering Price

Shares
Maximum, as Adjusted	5,868,726	5,686,750	181,976	$10.00
Maximum	5,103,240	4,945,000	158,240	$10.00
Midpoint	4,437,600	4,300,000	137,600	$10.00
Minimum	3,771,960	3,655,000	116,960	$10.00

Aggregate Market Value
Maximum, as Adjusted	$58,687,260	$56,867,500	$1,819,760
Maximum	$51,032,400	$49,450,000	$1,582,400
Midpoint	$44,376,000	$43,000,000	$1,376,000
Minimum	$37,719,600	$36,550,000	$1,169,600